EXHIBIT 99.4

Press Release dated February 26, 2003

Call-Net Reports its Fourth Quarter and Year End Results for 2002

Call-Net Reports Its Fourth Quarter and Year End Results for 2002
Sequentially Q4 2002 revenue up 1.9 per cent and EBITDA before unusual items more than doubled as Call-Net achieved cash flow self-sufficiency

Q4 Financial Tables (PDF 20 KB)

Management’s Discussion and Analysis (PDF 80 KB)

en Français

(TORONTO, Ontario), February 26, 2003 — Call-Net Enterprises Inc. (TSX: FON, FON.B) today reported its financial results for the quarter and year ending December 31, 2002.

Revenue for the fourth quarter was $202.4 million, up $3.8 million over the previous quarter, the second period of sequential quarter over quarter growth. Earnings before interest, taxes, depreciation and amortization (EBITDA) before unusual items more than doubled, from $15.0 million in the third quarter to $30.6 million in the fourth quarter. This $15.6 million improvement was attributable in part to the Canadian Radio-television and Telecommunication Commission (CRTC) digital network access (DNA) interim rate decision, retroactive to May 30, 2002, that reduced carrier costs by $10.0 million in the quarter. Approximately $5.7 million of this retroactive reduction related to services received and expensed prior to the fourth quarter.

For the year ended December 31, 2002, Call-Net reported total revenue of $800.7 million, 13.8 per cent lower than the $928.4 million reported in 2001. Before unusual items, EBITDA declined to $47.8 million compared to $134.8 million in 2001.

On April 10th, 2002, Call-Net completed a restructuring through a Plan of Arrangement. Effective April 1, 2002, as a result of the recapitalization, the Company was required to adopt “fresh start” accounting and comprehensively revalue its assets and liabilities. The Plan and its “fresh start” accounting implications are fully described in the notes to the consolidated financial statements for the year ended December 31, 2002.

For the nine months since the implementation of “fresh start” accounting, the Company recorded a net loss of $57.7 million, or a $2.42 loss per share. For the three months ended December 31, 2002, Call-Net’s net loss was $24.4 million, or a $1.02 loss per share.

“In 2002, we benefited from our disciplined financial approach, and despite continued industry turmoil and a difficult economy, we met our goal of cash flow self-sufficiency a full quarter ahead of plan,” said Bill Linton, president and chief executive officer of Call-Net Enterprises. “We restructured our balance sheet, without the benefit of creditor protection, and dramatically improved our cost structure through productivity improvements and a mid-year cost reduction program. We also made progress on the regulatory front, significantly lowering our carrier costs, partially offsetting pricing pressures which continued to negatively impact net earnings.”

Q4 Highlights
Revenue grew sequentially 1.9 per cent quarter over quarter, lifted by higher local service revenue and non-recurring business data revenue. An increase of 12,500 local lines over the previous quarter accounted for the 13.7 per cent improvement in local revenue. Call-Net ended the year with 171,200 active local lines. Data revenue rose 7.2 per cent primarily because of revenue recorded as a result of the settlement of a customer dispute and other non-recurring revenue. While long distance traffic also increased, competitive activity depressed the average revenue per minute, and resulted in 2.2 per cent lower long distance revenue.

EBITDA before unusual items for the fourth quarter was $30.6 million, a $15.6 million improvement over the previous quarter. Higher revenue and internally generated improvements in carrier and operating costs contributed approximately $5.6 million of the improvement, while the remaining $10.0 million related to the lower DNA pricing announced by the CRTC. As a result of its improved operating performance, working capital management and beneficial CRTC decision Call-Net generated $6.5 million in free cash flow after interest and capital expenditures in the final quarter of the year. “We are pleased that the CRTC is recognizing through its progressive decisions, that the incumbent telecoms continue to overcharge competitive local exchange carriers like Call-Net for carrier services,” said Linton. “We also commend the CRTC for taking a hard line with the incumbents on operational issues like winbacks and inappropriate bundling of tariff and non-tariff products and services. These regulatory changes will assist us in maintaining our $125 million year-end cash position while allowing us a better opportunity to grow our revenue and profitability.”

2002 Highlights
Revenue totaled $800.7 million in 2002 compared to $928.4 million last year. A decline of $89.4 million in business long distance and $31.5 million in residential long distance revenue accounted for most of the $127.7 million decrease. Lower average revenue per minute was the primary factor lowering business long distance revenue, while a lower customer count reduced residential long distance revenue. The declines in business and residential data revenue of $44.1 million and $8.3 million, respectively, were largely offset by increases of $15.1 million and $30.5 million in local business and local residential revenue. The business data revenue decline was largely price driven, while the residential data revenue fell as customers continued to migrate to high-speed offerings. Local revenue grew in-line with the 22,100 and 79,100 increases in business and residential local access lines, respectively.

EBITDA before unusual items, was $47.8 million in 2002 compared to $134.8 million in 2001, an $87.0 million decline. Gross profit declined by $71.3 million, as significantly lower pricing in long distance and data markets simply could not be offset by higher traffic and the price cap relief received in 2002. Similarly, while Call-Net implemented a cost reduction program in July, higher operating costs associated with marketing and provisioning of Call-Net’s local initiative and the new 2.5 per cent Sprint royalty on revenue resulted in operating costs rising by $15.7 million.

In 2002, Call-Net reduced its long-term debt by $2.0 billion by way of the Plan of Arrangement. Subsequently the Company purchased and cancelled a further $120 million of long-term debt in the third quarter. As a result, Call-Net ended the year with $473 million of long-term debt due in 2008 and annual interest expense of approximately $50 million.

During 2002, the Company invested $78.4 million in capital assets, down from $101.5 million in 2001. Call-Net’s largest investments in 2002 related to adding 34 new co-locations in areas contiguous to existing sites to expand its local services footprint. The Company also installed asymmetrical digital subscriber line equipment (high-speed Internet access) in 50 co-locations.

Call-Net ended the year with $125.0 million in cash, cash equivalents and short-term investments providing sufficient resources to finance its 2003 business plan.

Outlook
Call-Net’s primary goal in 2003 is to be cash flow self-sufficient, while growing revenue modestly. Accordingly, Call-Net intends to continue to focus on growing its local customer counts by leveraging its existing network while maintaining its current lower cost structure.

Call-Net expects that by focusing on a local bundled offering to residential and small business customers, as well as its cross border or worldwide offerings to large multi-nationals, it can achieve single digit quarter over quarter revenue growth. Capital investment, projected at approximately $40 million, will be focused primarily on improving the provisioning and billing systems.

The Company also intends to continue to aggressively pursue further benefits inherent in the 2002 price cap decision and will actively engage Industry Canada in discussions regarding sustainable competition in the Canadian telecommunications market.

“It is a unique experience to live through and participate in such a fundamental industry restructuring as is occurring within the Canadian telecommunications industry,” added Linton. “In 2002, our largest competitor and supplier has changed leadership and strategy. Our two largest CLEC competitors both filed for CCAA protection, one of which was subsequently sold while the other awaits completion of its restructuring. As we complete the year, I am proud of our results, our progress and with further changes to the regulatory situation, I look to 2003 as a better year.”

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 131 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprintcanada.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Earnings before interest, taxes, depreciation and amortization is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

The complete December 31, 2002 Financial Statements with full Notes and Management’s Discussion & Analysis are posted on Call-Net’s web-site, www.callnet.ca and should be available within two business days on the Ontario Security Commission’s web-site at www.sedar.com.

For further information

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

Investor Relations Contact:
John Laurie
Vice President, Treasurer & Investor Relations
416-718-6245
john.laurie@sprint-canada.com

CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

DECEMBER 31, 2002

AUDITORS’ REPORT

To the Shareholders of
Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of Call-Net Enterprises Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the periods in the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the periods in the three years ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As disclosed in note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for “Foreign Currency Translations”.

Toronto, Canada
February 14, 2003

Chartered Accountants

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
[millions of Canadian dollars]

		Pre-
		recapitalization

	2002	2001

		[Restated-note 1]

ASSETS
Cash and cash equivalents	34.1	15.5
Short-term investments	90.9	320.4
Accounts receivable [note 3]	89.3	133.7
Other current assets [note 4]	4.4	59.4

Total current assets	218.7	529.0

Capital assets [note 5]	600.0	749.7
Other assets [note 6]	101.1	173.4

Total assets	919.8	1,452.1

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Accounts payable and accrued liabilities [note 7]	159.4	212.4
Future income tax liability [note 10]	—	36.8
Long-term liabilities [note 8]	511.8	2,626.2
Commitments and contingencies [notes 8, 11 and 12]
Shareholders’ equity (deficiency)
Capital stock [note 9]
Common Shares, unlimited authorized	50.3	—
Class B Non-Voting Shares, unlimited authorized	256.0	—
Preferred Shares, unlimited authorized	—	—
Pre-recapitalization Capital Stock [note 9]
Pre-recapitalization Common Shares, unlimited authorized	—	124.8
Pre-recapitalization Class B Non-Voting Shares, unlimited authorized	—	863.5
Pre-recapitalization Class C Non-Voting Shares, unlimited authorized	—	347.8
Deficit	(57.7)	(2,759.4)

Total shareholders’ equity (deficiency)	248.6	(1,423.3)

Total liabilities and shareholders’ equity (deficiency)	919.8	1,452.1

See accompanying notes
On behalf of the Board:

Lawrence G. Tapp Director	David A. Rattee Director

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
[millions of Canadian dollars, except per share amounts]

		Pre-recapitalization

		Three
	Nine Months	Months
	Ended	Ended

	Dec 31,	March 31,
	2002	2002	2001	2000

			[Restated -note 1]	[Restated -note 1]
Revenue	598.9	201.8	928.4	1,250.2
Carrier charges	335.7	116.8	508.9	844.6

Gross profit	263.2	85.0	419.5	405.6
Operating costs	227.3	73.1	284.7	375.5

Earnings before interest, taxes, depreciation and amortization and unusual items	35.9	11.9	134.8	30.1
Unusual items [note 15]	72.0	—	(1,103.6)	(127.3)

Earnings (loss) before interest, taxes, depreciation and amortization	107.9	11.9	(968.8)	(97.2)
Depreciation and amortization	(120.3)	(41.8)	(213.1)	(230.7)
Interest on long-term debt	(43.9)	(60.3)	(226.7)	(206.1)
Interest and other income (expense)	(2.9)	(0.8)	15.2	34.2
Foreign exchange gain (loss)	4.1	(1.8)	(139.2)	(51.7)

Loss before taxes	(55.1)	(92.8)	(1,532.6)	(551.5)
Income tax benefit (expense) [note 10]	(2.6)	1.0	7.9	50.3

Net loss for the period	(57.7)	(91.8)	(1,524.7)	(501.2)
Deficit, beginning of period	—	(2,759.4)	(1,234.7)	(733.5)

Deficit, end of period	(57.7)	(2,851.2)	(2,759.4)	(1,234.7)

Basic earnings (loss) per share [note 16]	(2.42)	(20.26)	(336.95)	(110.83)
Fully diluted earnings (loss) per share [note 16]	(2.42)	(20.26)	(336.95)	(110.83)

See accompanying notes

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
[millions of Canadian dollars]

		Pre-recapitalization

		Three
	Nine Months	Months
	Ended	Ended

	Dec 31,	March 31,
	2002	2002	2001	2000

			[Restated -note 1]	[Restated -note 1]
OPERATING ACTIVITIES
Net loss for the period	(57.7)	(91.8)	(1,524.7)	(501.2)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	120.3	41.8	213.1	230.7
Gain on repurchase of long-term debt [note 15]	(93.1)	—	—	—
Interest and other (income) expense	3.2	(0.2)	(1.9)	(15.9)
Foreign exchange (gain) loss on long-term debt	(4.8)	1.8	137.6	51.1
Interest on long-term debt	—	35.7	130.8	113.3
Net losses on disposals and writedowns of capital assets [note 15]	1.3	—	21.9	135.7
Writedown of goodwill [note 15]	—	—	1,071.1	—
Writedown of investment [note 15]	—	—	—	11.5
Gain on sale of various subsidiaries [note 15]	—	—	—	(19.9)
Future income taxes	—	(2.4)	(12.0)	(52.5)

Cash provided by (used in) operations before changes in non-cash working capital	(30.8)	(15.1)	35.9	(47.2)
Net change in non-cash working capital balances related to operations [note 17]	60.3	(8.3)	(63.1)	(33.1)

Cash provided by (used in) operating activities	29.5	(23.4)	(27.2)	(80.3)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	12.3	217.2	(201.2)	(115.0)
Acquisition of capital assets [note 17]	(62.4)	(16.0)	(101.5)	(192.4)
Net proceeds on disposal of capital assets and rights [note 15]	6.7	—	37.9	296.9
Acquisition of Time iCR Inc. [note 13]	(1.0)	—	—	—
Increase in deferred costs	—	(2.6)	—	—
Cash acquired from additional investment in NorthPoint Canada [note 13]	—	—	1.9	—
Net proceeds on sale of various subsidiaries [note 15]	—	—	—	11.1
Other	—	—	—	(6.0)

Cash provided by (used in) investing activities	(44.4)	198.6	(262.9)	(5.4)

FINANCING ACTIVITIES
Repurchase of long-term debt [note 8]	(29.7)	—	—	—
Increase (decrease) in right of way liability	(0.1)	(0.1)	4.6	5.7
Termination of cross-currency swaps [note 8(d)]	—	—	1.1	23.9

Cash provided by (used in) financing activities	(29.8)	(0.1)	5.7	29.6

Net increase (decrease) in cash and cash equivalents during the period	(44.7)	175.1	(284.4)	(56.1)
Cash and cash equivalents, beginning of period [note 1]	78.8	15.5	299.9	356.0

Cash and cash equivalents, end of period	34.1	190.6	15.5	299.9

See accompanying notes

1.	BASIS OF PRESENTATION

Call-Net Enterprises Inc. [“the Company”], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc. and Call-Net Barbados SRL, is an alternative provider of long distance, data and local services to business and residential customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity in all material respects with United States generally accepted accounting principles [“U.S. GAAP”] except as described in note 20.

Comparative Figures

Comparative consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below. In addition, certain comparative consolidated financial statement balances have been restated to conform to the current year financial statement presentation as described in note 2 and note 8(c).

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company.

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)	the amendment of the Company’s authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(b)	the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(c)	the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(d)	the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(e)	the adoption of the new Incentive Stock Option Plan [“Option Plan”], Shareholders’ Rights Plan [“Rights Plan”] and Restricted Stock Unit Plan [“RSUP”];

(f)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ [“CICA”] Section 1625, “Comprehensive Revaluation of Assets and Liabilities”. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002			Writedowns
	Balance prior	Re-		and		April 1, 2002
	to re-	capitalization		fresh start		Balance after
	capitalization	adjustments		adjustments		adjustments

	[Restated]

ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	—		78.8
Short-term investments	103.2	—		—		103.2
Accounts receivable	110.6	—		—		110.6
Other current assets	58.4	(2.0	)(3)	—		56.4
Capital assets	736.2	—		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1

Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1	)(6)	—		169.8
Future income tax liability	34.4	—		(34.4)		—
Long-term liabilities	2,662.9	(2,023.4	)(1)	—		639.5
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	—	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	—		—
Deficit	(2,851.2)	1,870.3	(7)	980.9		—

Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

(1)	Under the Plan of Arrangement, the Noteholders received a combination of:

a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002,

b.	shares equal to approximately 80% of the equity of the recapitalized Company and,

c.	U.S.$377.0 Senior Secured Notes due 2008,

determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2)	Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [“Sprint U.S.”] invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint U.S. also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)	Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)	Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)	The write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint U.S.

(6)	Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)	The Company used unrecorded tax loss carryforward balances of approximately $1,533 against the gain on retirement of the long-term debt.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

During 2002, the Company adopted the following policies pursuant to changes in Canadian GAAP.

(a)	Effective January 1, 2002, the Company changed its method of accounting for foreign currency translations as required by CICA Handbook Section 1650, “Foreign Currency Translations”. The most important change for the Company is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy. The effect of this change resulted in an increase to net loss of $123.2 for the year ended December 31, 2001, an increase to net loss of $49.4 for the year ended December 31, 2000, a decrease to other assets and an increase to deficit of $156.2 as at December 31, 2001, and an increase to deficit of $33.0 as at December 31, 2000, and a decrease to deficit of $16.4 at December 31, 1999.

(b)	On January 1, 2002, the Company adopted the recommendations in CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The new recommendations are generally applicable only to awards granted after the date of adoption, except for awards settled in cash.

Stock-based compensation awarded to non-employees is accounted for using the fair value method. Awards granted under the Company’s RSUP can be settled in cash at the employee’s option. As a result, these awards are accounted for as a liability and the compensation expense is remeasured at each reporting period based on the current market value of the underlying shares. No compensation expense for stock options granted to employees under the Company’s Option Plan is recognized, but pro-forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to capital stock. See Note 9 for full disclosure as required by this standard.

(c)	Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”. Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an annual impairment review. On adoption, the Company does not have any goodwill and determined that it has no intangible assets of indefinite life. As a result, the adoption of the new recommendations did not impact the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s interest in its joint venture, NorthPoint Canada Enterprises Inc. (subsequently amalgamated and changed its name to 3989828 Canada Inc.), was accounted for by the proportionate consolidation method prior to becoming a wholly-owned subsidiary on January 10, 2001 [note 13]. All significant intercompany balances and transactions have been eliminated on consolidation.

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Capital Assets

Capital assets are recorded at cost. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight-line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years
Leasehold improvements	term of the lease
Furniture and fixtures	5 years

Fibre optic cable acquired or sold under an indefeasible right of use [“IRU”] agreement is included in capital assets. Any gain or loss resulting from a sale under an IRU agreement is recorded as a gain or loss on sale of capital assets.

Long-term Investments

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be an other than temporary impairment in value is charged against income in the period that such determination is made.

Other Assets

Goodwill

Goodwill represents the excess of the purchase price of the Company’s interest in subsidiary companies over the fair value of the underlying net identifiable assets of the business acquired. Goodwill is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows excluding interest expense. Any permanent impairment of the value of the unamortized portion of goodwill is written down with a charge against income in the period that such determination is made. Under the accounting policy of the Company in effect during fiscal 2001 [note 2(c)], goodwill was assessed for impairment and the Company determined a permanent impairment had occurred [note 15]. Prior to this determination, goodwill was being amortized on a straight-line basis over 20 years.

Other Intangible Assets

Technology and product rights, customer relationships, trademarks and other intangible assets are recorded at cost.

Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made.

Intangible assets with an indefinite life are assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Amortization of intangible assets is provided on a straight-line basis as follows:

Financing costs	term of the financing
Customer relationships	3 to 10 years
Technology and product rights	10 years
Trademarks	10 years

Revenue Recognition

Substantially all of the Company’s revenues are derived from long distance, data and local telecommunications services. Revenues from these services are recognized based on either customer usage as measured by the Company’s switches or by contractual agreement when provided.

Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

Stock-based Compensation Plans

The Company has two stock-based compensation plans [note 9]. Under the Option Plan no compensation expense is recognized when stock options with no cash settlement features are issued to employees or directors. Direct awards of stock to employees and stock options awarded to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees, directors or consultants on exercise of stock options is credited to capital stock. Under the RSUP, the Company recognizes compensation expense based on the current market value of the underlying shares.

Translation of Foreign Currencies

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other assets are translated at rates prevailing at the time of the transaction. Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are reflected in income [note 2(a)].

Derivative Financial Instruments

In the past, the Company entered into cross-currency swap agreements to manage risks associated with its U.S. dollar denominated Senior Discount Notes and Senior Notes. The net receipt or payment under these agreements was recorded on an accrual basis as an adjustment to interest expense. The costs associated with entering into the cross-currency swaps were amortized over the term of the loan on a straight-line basis. When such agreements designated as hedges were terminated, the resulting gain or loss was deferred and amortized over the remaining term of the previously hedged item. As a result of the adoption of the amendments to CICA Handbook Section 1650 [note 2(a)] the resulting gains or losses have been recognized in net income in the year of termination. To the extent the Company entered into derivative contracts, which did not qualify for hedge accounting, such derivative contracts were recorded at fair value and were marked to market.

The Company does not enter into financial instruments for trading or speculative purposes.

Income Taxes

Income taxes are accounted for using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	ACCOUNTS RECEIVABLE

		Pre-recapitalization

	2002	2001

Trade receivables	98.9	134.4
Other	4.1	18.2
Allowance for doubtful accounts	(13.7)	(18.9)

	89.3	133.7

4.	OTHER CURRENT ASSETS

		Pre-recapitalization

	2002	2001

Cash in trust	—	57.1
Other	4.4	2.3

	4.4	59.4

5.	CAPITAL ASSETS

				Pre-recapitalization

	2002			2001

					[Restated]
		Accumulated			Accumulated
		Depreciation	Net		Depreciation	Net
		and	Book		and	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Multiplex and telephone switch equipment	452.3	56.5	395.8	669.9	257.1	412.8
Fibre optic cable	108.8	5.5	103.3	186.0	53.6	132.4
Computer equipment and software	115.1	46.8	68.3	252.6	155.5	97.1
Buildings	14.6	0.3	14.3	13.9	1.5	12.4
Leasehold improvements	10.8	1.6	9.2	35.2	23.3	11.9
Furniture and fixtures	10.4	1.9	8.5	30.3	26.4	3.9
Land	0.6	—	0.6	0.6	—	0.6
Assets available for sale	—	—	—	103.6	25.0	78.6

	712.6	112.6	600.0	1,292.1	542.4	749.7

Included in capital assets are assets under construction and not yet depreciating of $19.9 (2001 — $36.2).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totalling $5.8 (2001 — $95.8).

Prior to the application of fresh start accounting, the assets available for sale were written down to a value of nil due to the prolonged period of time for which no formal offers to purchase had come forward.

In connection with fresh start accounting, accumulated depreciation balances are reset to nil and cost represents management’s best estimates of fair market values on April 1, 2002, which were generally supported by recent independent third party analysis [note 1]. As part of this exercise, management reassessed the remaining useful life of the capital assets. As a result, the remaining useful life of furniture and fixtures was increased to 4 years.

Included in accumulated depreciation and amortization is the writedown of certain capital assets [note 15].

Included in assets available for sale for 2001 is non-revenue generating fibre optic cable in Canada and the United States.

During 2002, 2001 and 2000, the Company recorded unusual items as a result of disposing of certain assets and settling certain fibre swaps [note 15].

6.	OTHER ASSETS

				Pre-recapitalization

	2002			2001

					[Restated]

		Accumulated			Accumulated
		Depreciation	Net		Depreciation	Net
		and	Book		and	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Customer relationships	104.4	18.3	86.1	200.0	90.5	109.5
Prepaid right of way	8.6	—	8.6	9.8	—	9.8
Deferred costs	6.0	—	6.0	5.0	—	5.0
Investment in Cybersurf Corp.	0.4	—	0.4	0.5	—	0.5
Financing costs	—	—	—	53.6	16.8	36.8
Technology and product rights	—	—	—	44.7	35.9	8.8
Trademarks	—	—	—	14.9	11.9	3.0

	119.4	18.3	101.1	328.5	155.1	173.4

In connection with fresh start accounting, the accumulated depreciation and amortization balance for customer relationships is reset to nil and cost represents management’s best estimates of the fair market value on April 1, 2002 [note 1]. As part of this exercise, management reassessed the remaining useful life of the customer relationships and determined no change was required.

Pursuant to the Plan of Arrangement, the unamortized balances of the financing costs, technology and product rights, and trademarks were included within the recapitalization adjustments [note 1]. The reduction was recorded as a charge against the deficit.

Under fresh start accounting, the Company’s long-term investment in Cybersurf Corp. was written down by $0.1. This writedown was included within the fresh start adjustments [note 1].

During 2001, the Company recorded a writedown of goodwill of $1,071.1 [note 15].

During 2001, the Company also reviewed the estimated useful life of the remaining long-lived assets and determined that the useful life of the fONOROLA customer relationship should be reduced from 10 years to 8 years on a prospective basis beginning October 1, 2001. The annual impact on amortization expense is $6.3.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		Pre-recapitalization

	2002	2001

		[Restated]

Accrued liabilities and trade payables	61.1	88.0
Carrier payables	68.7	65.4
Commodity, capital and income tax liabilities	16.4	16.2
Payroll related liabilities	7.4	15.5
Accrued interest	—	19.9
Other	5.8	7.4

	159.4	212.4

Effective April 1, 2002, the Company reclassified the long-term portion of its right of way liability to long-term liabilities. The comparative figures have been restated to conform to this presentation.

8.	LONG-TERM LIABILITIES

			Pre-recapitalization

	Interest Rate	2002	2001

			[Restated]

(a) Senior Secured Notes due 2008	10.625%	473.1	—
(b) Pre-recapitalization Senior Discount Notes due 2007	9.270%	—	412.5
(b) Pre-recapitalization Senior Notes due 2007	8.375%	—	100.0
(b) Pre-recapitalization Senior Discount Notes due 2008	8.940%	—	602.1
(b) Pre-recapitalization Senior Notes due 2008	8.000%	—	278.7
(b) Pre-recapitalization Senior Discount Notes due 2009	10.800%	—	477.3
(b) Pre-recapitalization Senior Notes due 2009	9.375%	—	716.7

Long-term debt		473.1	2,587.3
(c) Right of way liability	10.0%	38.7	38.9

Total long-term liabilities		511.8	2,626.2

(a)	Senior Secured Notes due 2008

During 2002, the Company purchased for cancellation a total of U.S.$77.5 of the outstanding U.S.$377.0 Senior Secured Notes due 2008 at market prices. The total cost of these purchases to the Company was $29.7. A gain of $93.1 was recorded as an unusual item [note 15].

The Company’s remaining outstanding U.S.$299.5 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The Senior Secured Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b)	Pre-recapitalization Notes

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S.$377.0 million of new 10.625% Senior Secured Notes due 2008, U.S.$81.9 million in cash, and 80% of the equity in the recapitalized company [note 1].

(c)	Right of way liability

Effective April 1, 2002, the Company reclassified the long-term portion of its right of way liability to long-term liabilities. The comparative figures have been restated to conform to this presentation.

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated assets for the right of ways are recorded in capital assets.

The future payments for the next five years and thereafter are as follows:

2003	5.1
2004	5.1
2005	5.1
2006	5.0
2007	5.0
Thereafter	52.2

Total future minimum payments	77.5
Less imputed interest at 10%	(37.7)

39.8
Less current portion	(1.1)

38.7

(d)	Hedging Activities

The Company had entered into cross-currency swap agreements to reduce its exposure to fluctuations in the exchange rate of the U.S. dollar as compared to the Canadian dollar.

During 2001, the Company terminated its remaining cross-currency swap agreements in place to hedge the pre-recapitalization 2008 Notes and a portion of both the pre-recapitalization 2008 Discount Notes and the pre-recapitalization 2009 Notes. Net cash received upon the termination of cross-currency agreements was $1.1 (2000 — $23.9).

9.	CAPITAL STOCK

Common Shares

The Company is authorized to issue an unlimited number of the Common Shares. The holders of the Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares are convertible, at the option of the Common Shareholders at any time into Class B Non-Voting Shares on a share-for-share basis. The Common Shares may be subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada). The Common Shares rank pari passu with the Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares

The Company is authorized to issue an unlimited number of the Class B Non-Voting Shares. The holders of the Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company except for votes affecting Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible, at the option of the Class B Shareholders, at any time into Common Shares on a share-for-share basis, in certain circumstances. The Class B Non-Voting Shares rank pari passu with the Common Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Preferred Shares

The Company is authorized to issue an unlimited number of the Preferred Shares, although no Preferred Shares were issued in connection with the Plan of Arrangement. However, as part of consideration for entering into a commercial agreement with the Company [note 11], Sprint U.S. was issued one Preferred Share (for a value of 1 dollar) and is the first holder of the Preferred Shares. There were no other Preferred Shares outstanding at December 31, 2002. The Preferred Shares are generally non-voting and have no right to dividends. Preferred Shares entitle the holder to nominate and elect two directors of the Company. The Preferred Shares also have a priority right over all other classes of shares to receive a return of capital equal to 1 dollar per Preferred Share upon the liquidation, dissolution or winding up of the Company.

Shares
Number of Shares	Common	Class B	Preferred

Balance, December 31, 2001	—	—	—
Issued pursuant to Plan of Arrangement	3,686,833	20,152,805	1
Converted during the nine months ended December 31, 2002, net	364,394	(364,394)	—

Balance, December 31, 2002	4,051,227	19,788,411	1

Dollars	Common	Class B	Preferred

Balance, December 31, 2001	—	—	—
Issued pursuant to Plan of Arrangement	45.8	260.5	—
Converted during the nine months ended December 31, 2002, net	4.5	(4.5)	—

Balance, December 31, 2002	50.3	256.0	—

On April 17, 2002, pursuant to the Plan of Arrangement, the Company completed a private placement of 1,191,987 Class B Non-Voting Shares for an aggregate purchase price of $25.0 to Sprint U.S. There were no selling fees or commissions payable and the funds received will be used for general corporate purposes.

Due to the capital reorganization of the Company [note 1], the resulting total capital stock balance of $306.3 differs from the legal stated capital of $200.0 by $106.3. This difference is a result of the recapitalization and fresh start adjustments [note 1].

Stock Options

Pursuant to the Plan of Arrangement, a new Option Plan was implemented. Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 Common and Class B Non-Voting Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options, which occurs in three yearly installments of 33.3% each, is also dependent on the stock price reaching certain performance levels.

All options outstanding under the previous plan were cancelled under the Plan of Arrangement [note 1].

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	December 31, 2002

		Weighted-
		Average
	Number	Exercise Price
	Outstanding	Per Share

Balance, April 1, 2002	—	—
Granted during the nine months ended December 31, 2002	1,016,150	8.27
Cancelled during the nine months ended December 31, 2002	(89,900)	8.50

Balance, December 31, 2002	926,250	8.25

Exercisable, December 31, 2002	—	—

The following table summarizes information about the Common Shares stock options outstanding at December 31, 2002:

Common Shares

	Options Outstanding			Options Exercisable

		Weighted -	Weighted -		Weighted -
	Number	Average	Average	Number	Average
	Outstanding at	Remaining	Exercise	Exercisable at	Exercise
Range of Exercise	December 31,	Contractual	Price	December 31,	Price	Expiry
Prices	2002	Life in Years	Per Share	2002	Per Share	Dates

$0.65 to $0.80	29,950	6.6	$0.66	—	—	2009
$8.50	896,300	6.3	$8.50	—	—	2009

During the year, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at December 31, 2002, there were no Class B Non-Voting Shares stock options outstanding. For stock options granted to employees, had the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870, the Company’s loss would have been reported as the pro forma amounts below:

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31, 2002	March 31, 2002	2001	2000

			[Restated]	[Restated]

Loss	(57.7)	(91.8)	(1,524.7)	(501.2)
Pro forma loss	(58.9)	(91.8)	(1,524.7)	(501.2)
Pro forma basic and diluted loss per share	(2.47)	(20.26)	(336.95)	(110.83)

The weighted average fair value for options granted during the nine month period ended December 31, 2002 is $5.60. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000

Risk free interest rate	3.26% to 5.47%	—	—
Expected dividend yield	0%	—	—
Expected volatility, Common Shares	64.8% to 90.7%	—	—
Expected time until exercise, in years	3.0 to 7.0	—	—

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shareholders’ Rights Plan

Pursuant to the Plan of Arrangement, the new Rights Plan was implemented. The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 10% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Pursuant to the Plan of Arrangement, the new RSUP for key executives was implemented. Restricted stock units [“RSU’s”] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. During the nine month period ended December 31, 2002, 652,000 RSU’s were granted. During the nine month period ended December 31, 2002, 66,500 RSU’s were cancelled. The remaining will vest in three annual installments of 33.3% each. The resulting compensation expense recorded is negligible.

Pre-recapitalization Common Shares

The Company was authorized to issue an unlimited number of Common Shares. The holders of Common Shares were entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares were subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

Pre-recapitalization Preferred Shares

The Company was authorized to issue in series an unlimited number of Preferred Shares of which none were outstanding at December 31, 2002 and 2001. The Board determined the rights and attributes when each series was issued.

Pre-recapitalization Class B Non-Voting Shares

The Class B Non-Voting Shares were created in October 1993 when each Common Share then outstanding was converted into one Common Share and one Class B Non-Voting Share.

The Class B Non-Voting Shares ranked pari passu with the Common Shares and Class C Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class B Non-Voting Shares were not entitled to vote at any meeting of shareholders of the Company.

Pre-recapitalization Class C Non-Voting Shares

The Class C Non-Voting Shares could not be held by parties other than Sprint U.S., its affiliates and permitted associates. The Class C Non-Voting Shares ranked pari passu with Common Shares and Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class C Non-Voting Shares were not entitled to vote at any meeting of shareholders of the Company. However, the holders of the Class C Non-Voting Shares were entitled to elect up to three directors of the Company as long as they maintained a significant equity interest in the Company.

The Class C Non-Voting Shares could be converted into Class B Non-Voting Shares (on a share-for-share basis) at any time or Common Shares and Class B Non-Voting Shares (on the basis of one-half Common Share and one-half Class B Non-Voting Share for each Class C Non-Voting Share) in certain circumstances.

Number of Pre-recapitalization Shares	Common	Class B	Class C

Balance, December 31, 1999	17,580,396	51,088,362	21,775,017
Issued pursuant to options	—	5,000	—

Balance, December 31, 2000 and 2001	17,580,396	51,093,362	21,775,017
Issued pursuant to options	—	142,218	—
Cancelled pursuant to Plan of Arrangement [note 1]	(17,580,396)	(51,235,580)	(21,775,017)

Balance, December 31, 2002	—	—	—

Dollars, pre-recapitalization	Common	Class B	Class C

Balance, December 31, 1999	124.8	863.5	347.8
Issued pursuant to options	—	—	—

Balance, December 31, 2000 and 2001	124.8	863.5	347.8
Issued pursuant to options	—	—	—
Cancelled pursuant to Plan of Arrangement [note 1]	(124.8)	(863.5)	(347.8)

Balance, December 31, 2002	—	—	—

2002 Transactions

All pre-recapitalization Common Shares, pre-recapitalization Class B Non-Voting Shares and pre-recapitalization Class C Non-Voting Shares were cancelled pursuant to the Plan of Arrangement [note 1].

2000 Transactions

All pre-recapitalization Class B Non-Voting Shares were issued pursuant to the exercise of options under the Employee Incentive Stock Option Plan [“the Plan”].

Pre-recapitalization Stock Options

All pre-recapitalization options of the Company were granted pursuant to the Plan from shares reserved for issuance upon the exercise of options granted under such Plan. At December 31, 2001, the Plan reserved a maximum of 2,640,333 Common Shares and 9,392,734 Class B Non-Voting Shares for issuance upon the exercise of options granted including shares reserved for issuance under options outstanding at the Plan initiation date, December 21, 1995. All shares reserved for issuance under the Plan were granted under the terms and conditions of the Plan. This Plan permitted the granting of options at a price no less than the closing price of the Common Shares or Class B Non-Voting Shares, as applicable, on The Toronto Stock Exchange on the first day preceding the date on which the option was granted that such shares trade, and for a term not to exceed 10 years from the date of grant. Options granted January 1, 1999 and onwards vested in three yearly installments of 33.3% each. Options granted prior to January 1, 1999 vested in four yearly installments of 15%, 20%, 25% and 40% respectively. During 2002, all outstanding pre-recapitalization options of the Company were cancelled pursuant to the Plan of Arrangement [note 1].

The following is a continuity of pre-recapitalization stock options outstanding for which pre-recapitalization Common Shares had been reserved:

Pre-recapitalization Common Shares

	2002		2001		2000

		Weighted -		Weighted -		Weighted -
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price
	Outstanding	Per Share	Outstanding	Per Share	Outstanding	Per Share

Balance, beginning of year	1,075,000	4.22	1,894,909	11.28	1,720,409	13.20
Granted during the year	—	—	400,000	1.27	600,000	4.78
Cancelled during the year	(1,075,000)	4.22	(1,219,909)	14.23	(425,500)	9.86

Balance, end of year	—	—	1,075,000	4.22	1,894,909	11.28

Exercisable, end of year	—	—	708,332	5.56	1,611,579	12.50

The following is a continuity of stock options outstanding for which pre-recapitalization Class B Non-Voting Shares had been reserved:

Pre-recapitalization Class B Non-Voting Shares

	2002		2001		2000

		Weighted -		Weighted -		Weighted -
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price
	Outstanding	Per Share	Outstanding	Per Share	Outstanding	Per Share

Balance, beginning of year	5,258,156	3.77	4,327,306	7.82	4,347,341	10.35
Granted during the year	11,859	0.52	3,067,857	1.13	1,983,720	4.46
Exercised during the year	(142,218)	0.31	—	—	(5,000)	5.38
Cancelled during the year	(5,127,797)	3.86	(2,137,007)	8.30	(1,998,755)	9.37

Balance, end of year	—	—	5,258,156	3.77	4,327,306	7.82

Exercisable, end of year	—	—	2,737,022	5.11	2,321,751	9.43

Pre-recapitalization Employee Plan

Effective July 1, 1999, the Company amended the Employee Plan to advance funds [“employer contributions”] to employees at the rate of $0.50 for each dollar contributed by the employee towards the purchase of Common Shares. Employer contributions vested 12 months after the funds were advanced. Effective January 31, 2002, employee contributions to the Employee Plan were suspended.

Prior to July 1, 1999, the Company contributed $0.15 for each dollar contributed by the employee toward the purchase of Class B Non-Voting Shares. Employees’ contributions were generally capped at 10% of gross wages. Shares acquired by employees were not subject to any vesting criteria.

All shares purchased under the Employee Plan were purchased on the open market.

10.	INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31, 2002	March 31, 2002	2001	2000

			[Restated]	[Restated]
Income tax recovery based on the combined statutory rate of 39% (42% — 2001; 44% — 2000)	21.5	36.2	643.7	242.6
Tax effect of expense items not deductible for tax	35.2	(3.7)	(449.7)	(30.3)
Unrecognized tax benefits of losses and temporary differences	(56.7)	(35.8)	(187.2)	(168.8)
Large corporations tax	(2.6)	1.0	(2.9)	(2.2)
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	—	3.3	4.0	9.0

Income taxes benefit (expense)	(2.6)	1.0	7.9	50.3

Future income tax liability consists of tax (benefits) liabilities arising from:

	2002	2001

		[Restated]
Benefits:
Taxable loss carryforwards	(265.7)	(337.0)
Accounting values of liabilities in excess of tax values	(17.4)	(32.8)

Total future tax benefit	(283.1)	(369.8)

Liabilities:
Accounting values of assets in excess of tax values	5.7	57.9

Total future income tax liability	5.7	57.9

Total future income tax benefit	(277.4)	(311.9)
Valuation allowance	277.4	348.7

Net future income tax liability	—	36.8

At December 31, 2002, the Company had approximately $860.1 in losses available for Canadian income tax purposes to reduce future years’ taxable income. Income tax losses will expire as follows:

2006	138.0
2007	299.0
2008	231.6
2009	191.5

860.1

Also at December 31, 2002, the Company had approximately no capital losses (2001 — $1,032.9) available to offset future years’ capital gains, the tax effect of which has not been recorded in the accounts.

11.	FINANCIAL COMMITMENTS AND GUARANTEES

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates and agreements relating to the operations and maintenance of the network. In addition, the Company enters into agreements with suppliers to provide services and products that include minimum spend commitments.

The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office	Network	Other Services
	Space	Facilities	& Products

2003	15.1	23.9	17.2
2004	14.6	14.7	14.7
2005	13.9	15.9	13.8
2006	13.3	3.5	10.2
2007	5.1	1.5	—
Thereafter	8.5	22.0	—

	70.5	81.5	55.9

On April 10, 2002, the Company and Sprint U.S. executed an agreement [the “Sprint Agreement"] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement is for a period of 10 years commencing January 1, 2002. The Sprint Agreement requires Sprint U.S. or its affiliates to provide various products and services to the Company. In addition, the Company continues to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint U.S. have agreed to treat each other with “preferred partner” status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint U.S. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

Periodically in the normal course of conducting its business, the Company enters into various dispositions of its excess fibre, land interests, switch equipment and other related assets. The terms of these agreements generally include representations and warranties concerning the assets being sold. As well, indemnities for breach of these representations and warranties may be provided to the purchaser, usually limited to the value of the particular transaction.

A review of the major dispositions of the Company and its predecessors has been conducted to establish a summary of the outstanding indemnities. Terms of agreements generally provide for a limitation of losses and to the best of its knowledge the Company considers the exposure under the indemnities it has provided are unlikely to result in claims representing a material amount with the exception of the agreement described below.

In 1998, a predecessor to the Company received a right to use fibre from Metromedia Fibre Networks [“MFN”]. In August 2000, some of the fibre provided by MFN was transferred to a third party. MFN, which filed for Chapter 11 in May 2001, has asserted that it wishes to reject the Company’s right to such fibre under the protection of bankruptcy legislation. Should MFN prevail in its position, the Company will work to provide the third party another fibre solution or it may be required to indemnify it.

Occasionally, in the normal course of business the Company provides guarantees of third party performance in respect of customer lease arrangements. The current total of these obligations is approximately $1.1.

12.	CONTINGENCIES

Litigation

On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to an application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a “change in control agreement” with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. The Company intends to vigorously defend its interests at the appeal. The funds held in trust by Computershare Investor Services Inc. were released during the year.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13.	ACQUISITION

On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6 respectively. The Company also has a call right under a contractual arrangement with a member of the Company’s management who owns 51% of the outstanding voting rights of Time iCR Inc. As a result, while the Company does not have voting control of Time iCR Inc., the Company has determined under generally accepted accounting principles it will consolidate its interest in Time iCR Inc.

On January 10, 2001, the Company acquired the 50% interest in NorthPoint Joint Venture owned by NorthPoint Communications Group Inc. for $8.0 by way of redemption of shares. As a result, NorthPoint Canada Enterprises Inc., which subsequently amalgamated and changed its name to 3989828 Canada Inc., is now a wholly-owned subsidiary.

These acquisitions were accounted for using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. In each acquisition, the purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14.	RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint Corporation, which maintains an approximate 10% equity interest in the Company, through its subsidiary, Sprint U.S. These transactions were made at market prices under normal trade terms and conditions. In addition, a royalty payment based on revenues is paid to Sprint U.S. [note 11]. At December 31, 2002, the net balance due to Sprint Corporation and its affiliates is $16.1 [2001 — $2.3]. Revenue, carrier charges and royalty costs transactions with Sprint Corporation and its affiliates for each of the periods in the three years ended December 31 are as follows:

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31,	March 31,
	2002	2002	2001	2000

Revenue	14.9	5.5	23.3	62.7
Carrier charges	33.7	11.4	37.9	75.4
Royalty costs	19.5	—	—	—

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in sales of telecommunication services with Cybersurf Corp., in which the Company maintains an approximate 5% equity interest and has a right to appoint two positions on its board. These transactions were made at market prices under normal trade terms and conditions. At December 31, 2002, the net balance prepaid by Cybersurf Corp. is $0.3 [2001 – net balance due from Cybersurf Corp. was $0.2]. Included in revenue are transactions with Cybersurf Corp. for each of the periods in the three years ended December 31 as follows:

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31,	March 31,
	2002	2002	2001	2000

Revenue	1.8	0.6	2.9	3.9

15.	UNUSUAL ITEMS

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31,	March 31,
	2002	2002	2001	2000

Gain on repurchase of long-term debt [note 8(a)]	93.1	—	—	—
Special charge (a)	(30.5)	—	(17.4)	(84.9)
Net gain (loss) on sale of capital assets and rights (b)	9.4	—	6.1	(62.3)
Writedown of goodwill (c)	—	—	(1,071.1)	—
Loss on closure of subsidiary (d)	—	—	(21.2)	—
Gain on sale of various subsidiaries (e)	—	—	—	19.9

	72.0	—	(1,103.6)	(127.3)

(a)	In 2002, the Company recorded a special charge of $19.8 for severance, facility, lease and contract termination costs incurred as part of its plan to further streamline and focus on its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets. As at December 31, 2002, $11.1 of the provision was included in accounts payable and accrued liabilities. Approximately $2.7 will be paid by March 31, 2003 and the remainder will be paid over the terms of the related leases up to a maximum period of 8 years.

During 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets. As at December 31, 2002, $1.1 of the provision was included in accounts payable and accrued liabilities and will be resolved during 2003.

During 2000, the Company realigned resources and investments to focus on core business activities and gain operational efficiencies. As a result, a provision of $84.9 was taken against assets. Included within this provision is a charge of $73.4 made against redundant assets and assets available for sale. In addition, an $11.5 writedown was taken against the investment in Cybersurf Corp. due to a decline in value determined to be other than a temporary impairment.

(b)	During the three months ended December 31, 2002, the Company reached an agreement to settle several unresolved matters relating to fibre swaps. As a result of this settlement, the Company received cash proceeds of $4.4 and has recorded a gain of $4.9.

During the three months ended September 30, 2002, the Company disposed of certain intangible rights under a licensing agreement for cash proceeds of $2.3. The Company has recorded a receivable of $2.2 and a gain of $4.5.

In 2001, the Company disposed of certain non-revenue generating switch equipment having a book value of $4.3 for proceeds of $0.9. A loss of $3.3 was recorded as an unusual item. In addition, the Company realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps and recorded as an unusual item [note 5].

In 2000, the Company disposed of non-revenue producing fibre optic cable assets having a book value of $275.0 for proceeds of $216.6. A loss of $62.3 ($26.4 net of taxes) was recorded as an unusual item.

(c)	In 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii) the decrease in the Company’s revenue base. The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets, including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was 4 years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company’s average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management’s best estimates.

Based on this assessment, the Company recorded a $1,071.1 writedown of goodwill. The charge is included in the caption “Unusual items” on the Consolidated Statements of Operations and Deficit.

(d)	In 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge included $18.6 for writedown of capital assets and $2.6 for severance and contract termination costs.

(e)	On December 29, 2000, the shares of a wholly-owned subsidiary were sold along with its holdings in various other non-operating subsidiaries for a gain of $19.9 and net cash proceeds of $11.1.

16.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [2002 – 23,839,638]. Earnings (loss) per share for the prior years and three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 – 4,529,550; December 31, 2001 – 4,522,439; December 31, 2000 – 4,522,383]. Due to a loss for the nine months ended December 31, 2002, three months ended March 31, 2002 and both 2001 and 2000, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

17.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31,	March 31,
	2002	2002	2001	2000

			[Restated]	[Restated]

Accounts receivable	24.0	23.1	44.5	46.5
Other current assets	40.7	1.0	21.8	(33.6)
Accounts payable and accrued liabilities	(4.4)	(32.4)	(129.4)	(46.0)

Net change in non-cash working capital balances related to operations	60.3	(8.3)	(63.1)	(33.1)

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were increased (reduced) by accrued amounts as follows:

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31,	Mar 31,
	2002	2002	2001	2000

Accrued amounts	8.2	(3.8)	(2.0)	—

During 2002, the Company acquired capital assets of $13.2 in exchange for consideration of cash in trust of $13.2. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

During 2001, the Company disposed of capital assets of $15.0 in exchange for consideration of capital assets of $15.0 [2000 – $33.2]. Accordingly, these transactions are not reflected in the consolidated statements of cash flows.

Other Information

		Pre-recapitalization

	Nine Months	Three Months
	Ended	Ended
	Dec 31,	March 31,
	2002	2002	2001	2000

Cash received for interest	3.4	6.2	18.1	18.6
Cash paid for interest	52.3	18.3	99.7	96.3
Cash paid for capital and income taxes	9.9	0.5	2.2	2.2

18.	ADDITIONAL FINANCIAL INFORMATION

[a]	Fair Values

The carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2002 and 2001 are as follows:

			Pre-recapitalization

			2001
	2002		[Restated]

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial assets
Cash and cash equivalents	34.1	34.1	15.5	15.5
Short-term investments	90.9	90.9	320.4	320.4
Accounts receivable	89.3	89.3	133.7	133.7
Other current assets	4.4	4.4	59.4	59.4
Investment in Cybersurf Corp.	0.4	0.2	0.5	0.3
Financial liabilities
Accounts payable and accrued liabilities	159.4	159.4	212.4	212.4
Long-term liabilities	511.8	293.4	2,626.2	795.8

The fair values of the Company’s financial instruments have been determined as outlined below, however, the estimated fair values do not necessarily represent amounts that the Company could potentially realize or be obligated to pay in a current market exchange between arm’s length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities

The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, other current assets, and accounts payable and accrued liabilities approximate fair values due to their current nature.

Investment in Cybersurf Corp.

The fair value of the Company’s investment in Cybersurf Corp. is based on the closing price on The Canadian Venture Exchange.

Long-term liabilities

The Company’s debt trades over-the-counter and is not listed on an exchange. The fair value of the Company’s long-term debt is estimated based on current trading values using best estimates. The fair value of the Company’s right of way liability is based on discounted future cash flows and approximates carrying value.

[b]	Other Disclosures

Credit Risk

Short-term investments are placed exclusively with entities having ratings of at least A-1, A-2, P-1 or P-2 by recognized debt rating agencies.

The Company’s accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Currency Agreements

The Company has not entered into any cross-currency swap agreements to mitigate its exposure to fluctuations in the relationship between the Canadian and U.S. dollars created by the Company’s U.S. dollar denominated debt obligation. As a result, the Company is exposed to risk of currency fluctuation for the U.S. $490.3 that will be paid in principal and interest over the remaining term of this instrument.

19.	SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

			Corporate
	Residential	Business	and other	Total

Nine months ended December 31, 2002
Long distance	104.0	268.9	—	372.9
Data	14.3	152.1	—	166.4
Local	40.2	19.4	—	59.6

Total revenues	158.5	440.4	—	598.9
Operating costs	(57.7)	(71.0)	(98.6)	(227.3)

	100.8	369.4	(98.6)	371.6

Carrier costs				(335.7)

Earnings before interest, taxes, depreciation and amortization and unusual items				35.9

			Corporate
	Residential	Business	and other	Total

Three months ended March 31, 2002 [Pre-recapitalization]
Long distance	34.8	95.9	—	130.7
Data	5.4	53.5	—	58.9
Local	8.5	3.7	—	12.2

Total revenues	48.7	153.1	—	201.8
Operating costs	(17.9)	(24.3)	(30.9)	(73.1)

	30.8	128.8	(30.9)	128.7

Carrier costs				(116.8)

Earnings before interest, taxes, depreciation and amortization and unusual items				11.9

			Corporate
	Residential	Business	and other	Total

2001
Long distance	170.3	454.2	—	624.5
Data	28.0	249.7	—	277.7
Local	18.2	8.0	—	26.2

Total revenues	216.5	711.9	—	928.4
Operating costs	(67.9)	(107.7)	(109.1)	(284.7)

	148.6	604.2	(109.1)	643.7

Carrier costs				(508.9)

Earnings before interest, taxes, depreciation, amortization and unusual items				134.8

			Corporate
	Residential	Business	and other	Total

2000
Long distance	259.3	678.0	—	937.3
Data	40.9	252.6	—	293.5
Local	15.1	4.3	—	19.4

Total revenues	315.3	934.9	—	1,250.2
Operating costs	(106.3)	(124.9)	(144.3)	(375.5)

	209.0	810.0	(144.3)	874.7

Carrier costs				(844.6)

Earnings before interest, taxes, depreciation, amortization and unusual items				30.1

20.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

	2002	2001

		[Restated]
Balance Sheets – Assets
Canadian GAAP – Current Assets	218.7	529.0
Investment available for sale (a)	0.2	0.3

U.S. GAAP – Current Assets	218.9	529.3

Canadian GAAP – Capital Assets	600.0	749.7
Capitalized interest (c)	7.1	12.7
Writedowns and fresh start adjustments (b)	89.7	—
Writedown of assets held for sale (b)	(78.6)	—
Depreciation of writedowns and fresh start adjustments (b)	(1.6)	—

U.S. GAAP – Capital Assets	616.6	762.4

Canadian GAAP – Other Assets	101.1	173.4
Investment available for sale (a)	(0.4)	(0.5)
Other	—	(19.3)

U.S. GAAP – Other Assets	100.7	153.6

U.S. GAAP – Total Assets	936.2	1,445.3

	2002	2001
		[Restated]

Balance Sheets – Liabilities
Canadian and U.S. GAAP – Accounts Payable and Accrued Liabilities	159.4	212.4
Canadian GAAP – Future Income Tax Liability	—	36.8
Future income tax liability (b)	28.3	—

U.S. GAAP – Future Income Tax Liability	28.3	36.8

Canadian GAAP – Long-term Liabilities	511.8	2,626.2
Future interest payments on long-term debt (b)	301.5	—

U.S. GAAP – Long-term Liabilities	813.3	2,626.2

U.S. GAAP – Total Liabilities	1,001.0	2,875.4

Balance Sheets – Shareholders’ Equity (Deficiency)
Canadian GAAP – Capital Stock	306.3	1,336.1
Share purchase incentives	4.6	4.6
Reduction in stated capital (f)	10.7	10.7
Recapitalization adjustments (b)	(6.5)	—
Writedowns and fresh start adjustments (b)	1,036.3	—
Issue of capital stock (b)	187.9	—

U.S. GAAP – Capital Stock	1,539.3	1,351.4

Canadian GAAP – Deficit	(57.7)	(2,759.4)
Share purchase incentives	(4.6)	(4.6)
Reduction in stated capital (f)	(10.7)	(10.7)
Writedowns and fresh start adjustments (b)	(1,671.8)	—
Depreciation not recognized under fresh start accounting (b)	(1.6)	—
Income tax benefit related to future tax liability (b)	6.1	—
Interest expense on long-term debt (b)	43.6	—
Gain on repurchase of long-term debt (b)	81.9	—
Foreign exchange gain on long-term debt (b)	3.9	—
Capitalized interest (c)	7.1	12.7
Other	—	(19.3)

U.S. GAAP – Deficit	(1,603.8)	(2,781.3)

Canadian GAAP – Other Comprehensive Income	—	—
Unrealized losses on investment available for sale	(0.3)	(0.2)

U.S. GAAP – Other Comprehensive Income	(0.3)	(0.2)

Total U.S. GAAP Shareholders’ Equity (Deficiency)	(64.8)	(1,430.1)

Total U.S. GAAP Liabilities and Shareholders’ Equity (Deficiency)	936.2	1,445.3

Statements of Operations

	2002	2001	2000
		[Restated]	[Restated]

Net income (loss) for the 12 months ended December 31 based on Canadian GAAP	(149.5)	(1,524.7)	(501.2)
Recapitalization and fresh start adjustments (b)	(93.8)	—	—
Gain on repurchase of long-term debt (b)	81.9	—	—
Interest expense on long-term debt (b)	43.6	—	—
Foreign exchange gain on long-term debt (b)	3.9	—	—
Incremental loss on disposal and writedown regarding capitalized interest (c)	(4.6)	(2.4)	(61.7)
Depreciation not recognized under fresh start accounting (b)	(1.6)	—	—
Capitalized interest, net of depreciation (c)	(1.0)	2.9	5.0
Income tax benefit from future income tax liability (b)	6.1	—	—
Amortization of integration costs capitalized (d)	—	(1.0)	(1.3)
Writedown of integration costs capitalized (d)	—	(22.7)	—
Change in enacted tax rate (e)	—	9.0	(9.0)
Other	—	—	(19.7)

Net loss before extraordinary items for the 12 months ended December 31 based on U.S. GAAP	(115.0)	(1,538.9)	(587.9)
Extraordinary item – gain on debt restructuring (b)	1,292.5	—	—

Net income (loss) after extraordinary items for the 12 months ended December 31 based on U.S. GAAP	1,177.5	(1,538.9)	(587.9)
Unrealized losses on other investments available for sale	(0.1)	(0.2)	—

Comprehensive income (loss) for the 12 months ended December 31 based on U.S. GAAP	1,177.4	(1,539.1)	(587.9)

U.S. GAAP Earnings (Loss) Per Share — Basic
Net income (loss) before extraordinary items — basic	(6.03)	(17.01)	(6.50)
Extraordinary item – basic	67.75	—	—

Net income (loss) — basic	61.72	(17.01)	(6.50)

U.S. GAAP Earnings (Loss) Per Share — Diluted
Net income (loss) before extraordinary items — diluted	(6.03)	(17.01)	(6.50)
Extraordinary item — diluted	67.71	—	—

Net income (loss) — diluted	61.68	(17.01)	(6.50)

Statements of Cash Flows

	2002	2001	2000

Cash provided by (used in) operating activities based on Canadian GAAP	6.1	(27.2)	(80.3)
Interest expense on long-term debt (b)	43.6	—	—

Cash provided by (used in) operating activities based on U.S. GAAP	49.7	(27.2)	(80.3)

Cash provided by (used in) investing activities based on Canadian and U.S. GAAP	154.2	(262.9)	(5.4)

Cash provided by (used in) financing activities based on Canadian GAAP	(29.9)	5.7	29.6
Recapitalization adjustments (b)	(111.8)	—	—
Interest expense on long-term debt (b)	(43.6)	—	—

Cash provided by (used in) financing activities based on U.S. GAAP	(185.3)	5.7	29.6

Net increase (decrease) in cash and cash equivalents for the 12 months ended December 31 based on U.S. GAAP	18.6	(284.4)	(56.1)

(a)	Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

(b)	Under Canadian GAAP, the Company’s capital reorganization and comprehensive revaluation of assets and liabilities is accounted for under fresh start accounting. U.S. GAAP does not recognize the recapitalization adjustments, writedowns and the elimination of the deficit made under fresh start accounting [note 1].

Under U.S. GAAP, the Company’s debt restructuring is accounted for in accordance with Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” [“SFAS 15”]. The fair value of the equity interest granted to Sprint U.S. of $25.0 and the fair value of the equity interest granted to the noteholders of $163.1, reduced by direct issuance costs of $0.2, are added to capital stock.

Under U.S. GAAP, the impairment in value of assets held for sale of $78.6 is accounted for in accordance with “Accounting for the Impairment or Disposal of Long-lived Assets” [“SFAS 144”]. The reduction in the value of other in-use capital assets of $11.1 made under Canadian GAAP does not apply under U.S. GAAP. Under U.S. GAAP, an additional $1.6 of depreciation would have been expensed during 2002.

Under Canadian GAAP, the Q1 2002 royalty payment to Sprint U.S. of $4.9 was accounted for under the restructuring. Under U.S. GAAP, the payment is included in the statement of operations of the current period.

Under U.S. GAAP, the gain on debt restructuring is determined in accordance with SFAS 15. The fair value of the assets transferred to the noteholders include cash and an equity interest, net of issuance costs. The remaining direct costs of the Plan of Arrangement of $18.3 are deducted in measuring the gain on restructuring. Also included in the determination of the gain is the carrying amount of the pre-recapitalization notes cancelled, and accrued interest thereon, net of related deferred financing costs, and the carrying amount of the newly issued Senior Secured Notes due 2008, accrued interest thereon, and future interest payments.

Under U.S. GAAP, all cash payments under the terms of the Senior Secured Notes are accounted for as reductions of the liability, and no interest expense is recognized over the remaining life of the debt. Under Canadian GAAP, interest expense is recognized in the statement of operations.

Under Canadian GAAP, the future income tax liability was valued at nil under the application of fresh start accounting. Under U.S. GAAP, the value of the future income tax liability is not impacted by the debt restructuring.

Additional information regarding the Company’s financial reorganization is presented in Note 1.

(c)	Under U.S. GAAP, interest expense to date of $7.1 [2001 — $12.7, 2000 — $12.2] would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts have been expensed.

(d)	Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Therefore, for U.S. GAAP, these integration costs were included as part of the cost used to determine the writedown of goodwill which occurred at September 30, 2001 [note 15]. Under Canadian GAAP, these integration costs were previously expensed.

(e)	Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

(f)	Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

(g)	Under Canadian GAAP, the Company accounted for its investment in a joint venture using the proportionate consolidation method in 2000 prior to the joint venture becoming a wholly-owned subsidiary in 2001. Under U.S. GAAP, the Company should account for its investment in the joint venture using the equity method. However, as permitted by the United States Securities and Exchange Commission, this difference in accounting has not been reflected in the U.S. GAAP amount above.

(h)	Under Canadian GAAP, stock options are accounted for at the date of exercise when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for in accordance with Accounting Principles Board [“APB”] Opinion 25, such that the excess of the market value of the shares over the exercise price is expensed and charged to income with a corresponding increase to capital stock over the vesting period. Certain stock options are considered to be part of a variable stock option plan under U.S. GAAP in accordance with Financial Accounting Standards Board Interpretation Number 44 and as such compensation expense is recorded for the excess of the market value of the shares over the exercise price at each reporting period [2002 and 2001 — nil].

(i)	U.S. GAAP SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

(j)	U.S. GAAP does not recognize the disclosure of any subtotal of the amount of earnings before interest, taxes and depreciation and amortization in the consolidated statements of operations and deficit.

(k)	U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

Additional Information

U.S. GAAP also requires additional disclosures of information shown below.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 [“SFAS 123”], which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. The Company has utilized the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

		Pre-recapitalization

	2002	2001	2000

Risk free interest rate	3.26% to 5.47%	3.83% to 5.52%	5.32% to 6.39%
Expected dividend yield	0%	0%	0%
Expected volatility, Common Shares	64.8% to 90.7%	71.1% to 77.8%	50.3% to 57.9%
Expected volatility, Class B Non-Voting Shares	N/A	75.4% to 90.4%	53.1% to 70.7%
Expected time until exercise, in years	3.0 to 7.0	3.0	3.0

The weighted average fair value of all options granted is estimated at $5.60 per share in 2002 [2001 — $0.63, 2000 — $1.98].

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operating expense over the options’ vesting period. The Company’s pro forma information is as follows:

	2002	2001	2000

U.S. GAAP pro forma net income (loss)	1,176.2	(1,539.6)	(590.2)
U.S. GAAP pro forma basic income (loss) per share	61.66	(17.02)	(6.53)

Selling, general and administration costs of $250.4 [2001 — $252.0; 2000 — $312.2], advertising costs of $18.4 [2001 — $17.1; 2000 — $32.9], lease rental costs of $15.0 [2001 — $15.5; 2000 — $14.8], and bad debt costs of $16.6 [2001 — $0.1; 2000 — $15.6] were expensed as incurred during the year under both Canadian and U.S. GAAP.

Details of depreciation and amortization expense are as follows:

	2002	2001	2000

Depreciation	136.8	135.9	136.5
Amortization	26.9	77.2	94.2

	163.7	213.1	230.7

New Pronouncements

The Financial Accounting Standards Board [the “FASB”] has issued Statement of Financial Accounting Standards [“SFAS”] No. 142, “Goodwill and Other Intangible Assets” [“SFAS 142”], and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” [“SFAS 144”]. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach effective January 1, 2002. SFAS 144 establishes criteria to determine when a long-lived asset should be classified as “assets to be held and used”, which are required to be depreciated and tested for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable, effective January 1, 2002. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

In April 2002, FASB issued SFAS No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” [“SFAS 145”]. SFAS 145 requires any gain or loss on extinguishment of debt to be classified as income or loss from operating activities unless the criteria in the APB Opinion 30 for classification as an extraordinary item are satisfied. Under APB Opinion 30, a gain or loss is classified as extraordinary if it is unusual and occurs infrequently. This statement is effective for fiscal periods beginning after May 15, 2002. The Company has adopted this pronouncement for the year ended December 31, 2002. As a result, the $175.0 gain on repurchase of long-term debt [notes 8(a) and 20(b)] has been classified as income from operating activities.

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” [“SFAS 146”]. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the cost is incurred rather than at the date the entity commits to the exit plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company is currently reviewing the standard, but has not yet fully determined the impact it will have on its reported U.S. GAAP financial information.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” [“Interpretation 45”]. Interpretation 45 requires disclosure by a guarantor regarding its obligations under certain guarantees it has issued, effective December 31, 2002. Interpretation 45 also requires recognition of a liability for the fair value of its obligations under guarantees issued after December 31, 2002. The Company is currently reviewing this standard, but has not yet fully determined the impact of the recognition of its obligations under guarantees on its reported U.S. GAAP financial information.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” [“SFAS 148”]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based compensation. The Company is currently reviewing this standard, but has not yet fully determined its impact on its reported U.S. GAAP financial information.

21.	SUBSEQUENT EVENT

On January 14 2003, the Company sold a customer care centre and capital assets having a net book value of $0.6. Total proceeds were $1.8. As part of this transaction, the Company entered into an agreement with the purchaser to buy call centre services over the next 3 years for $4.9 in 2003 and $3.5 in each of 2004 and 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Call-Net’s management is responsible for the preparation and presentation of the annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”). The MD&A has been prepared in accordance with the requirements of security regulators including Ontario Securities Rule 51-501 and Form 44-101F2.

The consolidated financial statements and information and analysis in the MD&A necessarily includes amounts and conclusions based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information, management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Certain statements in management’s discussion and analysis also constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance or achievements of Call-Net, or industry results expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees. See “Risk Factors”.

The Board of Directors is responsible for reviewing and approving the financial information contained in the consolidated financial statements and the MD&A, as well as overseeing management’s responsibilities for the preparation and presentation of financial information. Other Board responsibilities include maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions, if any. The Board delegates these responsibilities as appropriate to its Audit Committee comprised of outside directors.

The MD&A below explains trends in Call-Net’s financial condition and results of operations for the year ended December 31, 2002 compared with the operating results for the year ended December 31, 2001. This MD&A also explains trends in Call-Net’s financial condition and results of operations for the quarter ended December 31, 2002 compared with the operating results for the quarters ended September 30, 2002 and December 31, 2001. This MD&A is intended to help shareholders and other readers understand the dynamics of Call-Net’s business and the key factors underlying its current financial results and future prospects. The following MD&A should be read in conjunction with the Audited Consolidated Financial Statements for December 31, 2002.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select accounting policies and make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. The following discussion highlights the major accounting changes during 2002 and the main areas where estimates are required. The following information should be read in conjunction with Call-Net’s Audited Consolidated Financial Statements and notes thereto.

Fresh Start Accounting
On April 10, 2002, Call-Net completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of Call-Net’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company.

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of Call-Net on April 10, 2002. For accounting purposes, Call-Net has used an effective date of April 1, 2002. Call-Net’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ Section 1625, “Comprehensive Revaluation of Assets and Liabilities”.

Under fresh start accounting, Call-Net’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. Management reviewed all amounts on the consolidated balance sheet and performed appropriate analysis and due diligence to determine fair values. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to Call-Net.

The changes as a result of both the recapitalization and application of fresh start accounting are detailed further in Note 1 to the Audited Consolidated Financial Statements.

Generally, CICA Handbook Section 1625 suggests prior period figures not be included in the financial statements of an enterprise that has comprehensively revalued its assets and liabilities as a result of a financial reorganization. However, pursuant to regulatory requirements, we have provided pre-recapitalization comparative consolidated financial statements and where relevant, this MD&A contains related comparative commentary.

New Accounting Policies
During 2002, Call-Net has not made any changes to Call-Net’s accounting policies except as mandated by the CICA and outlined in Note 2 of the Audited Consolidated Financial Statements.

Changes in Accounting Presentation
Effective April 1, 2002, Call-Net reclassified the long-term portion of its right of way liability to long-term liabilities. The comparative figures in the consolidated financial statements have been restated to conform to this presentation.

Accounting Estimates
The major areas where estimates are required are discussed below.

Accounts Receivable
An industry accepted predictive model is used to determine the allowance required on the accounts receivable for the residential portion of the business. In other areas, a more detailed review of the accounts receivable balances and specific customer circumstances is performed to determine the allowance for doubtful accounts required at each month-end. Management experience and knowledge is used to determine overall reserve amounts in this area.

Carrier Cost Payables
In the normal course of business, there are disputes with other carriers over the charges being billed. Call-Net’s policy is to review the disputes on a monthly basis and apply probability of winning disputed items to determine the amount of the reserve required.

From time to time, the Canadian Radio-television and Telecommunications Commission (CRTC) issues decisions which are retroactive or which require some interpretation as to application and require estimation at a period end as to amounts to be recorded. For example, as at December 31, 2002, Call-Net has estimated a $10.0 million refund is due from the incumbent local exchange carriers (“ILECs”) due to a decision on Digital Network Access (“DNA”) rates which were approved on December 23, 2002. The uncertainty surrounding the refund amount arises due to the complexities and interpretations required in determining what is covered by the DNA decision and the calculations involved. To determine the amount to record, Call-Net reviewed the CRTC decision, internally interpreted the decision as to the costs which would be affected and estimated the refund that would be owed by the ILECs.

Customer Relationships
Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made. Management reviewed the carrying value of the customer relationships and the amortization period when fresh start accounting was adopted in April 2002 and concluded that the carrying amount approximated fair value. At December 31, 2002, management determined no major events or circumstances had occurred that would indicate an impairment from the April 2002 assessment.

Capitalized Costs
Direct labour costs incurred to develop or construct new assets or upgrade existing assets is capitalized. Direct and indirect overhead costs, general and administrative costs and interest costs are not capitalized. Direct labour costs of $17.6 million and $16.9 million were capitalized in 2002 and 2001, respectively.

Business Overview

Call-Net, primarily through its wholly-owned subsidiary Sprint Canada Inc., is one of Canada’s leading national communications solutions companies offering data and network solutions, online services and local and long distance voice services across Canada. A full range of such services is offered to businesses, residential customers, governments and other telecommunications carriers. With headquarters in Toronto, Ontario, Call-Net operates in 13 locations across Canada, owns and operates an extensive transcontinental fibre network, and maintains network facilities in the United States and the United Kingdom. At December 31, 2002 Call-Net employed approximately 1,700 people based on full-time equivalency.

Based on revenue at December 31, 2002, Call-Net had an estimated 5.4%, 1.7% and 0.9% share of the $6.1 billion Canadian long distance market, $7.9 billion Canadian data market and $7.6 billion Canadian local access market, respectively. Approximately 28% of Call-Net’s revenue for 2002 was generated by data services, as compared to approximately 30% for fiscal 2001. Local services accounted for 9% of Call-Net’s revenues in 2002 compared to 3% in 2001. Local service revenue is expected to become a more important component of total revenue as Call-Net continues marketing its local services to consumers and small businesses in 2003. Long distance was still the dominant revenue source at 63% of total revenue for 2002, down from 67% in 2001.

In addition to operating a national Cisco IP network in Canada, at December 31, 2002, Call-Net was active in 131 co-locations in 9 of Canada’s most populous urban regions. In Montreal, five of these co-locations were connected to Call-Net’s local switch by a metro area fibre network. By co-locating in 131 of the incumbents’ switch centers, Call-Net can sell local access to an addressable consumer and business market estimated at 4.0 million and 2.6 million lines, respectively. Call-Net’s operational North American fibre network extends over 14,000 route kilometers (8,600 route miles). This network provides a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets. Call-Net also has connected its North American network with Europe through international gateway switches in New York City, London and a trans-Atlantic fibre IRU.

Since its inception in 1986, Call-Net has derived substantially all of its revenues from the sale of long distance and data services. Since the formation of a strategic alliance with Sprint Communications Company L.P. of Westwood, Kansas (“Sprint Corp.”) in 1993, Call-Net has offered these services primarily using the Sprint™ brand name. Call-Net’s long distance and data services are offered in Canada to businesses and consumers primarily through its wholly-owned subsidiary, Sprint Canada. In 1998, Call-Net significantly increased its asset and revenue base when it acquired fONOROLA Inc., a leading facilities-based alternative provider of switched voice long distance and data services.

In February 1999, Call-Net also entered the local phone services market in Calgary and made significant investments to enter eight other major Canadian urban markets. However, in 2000 Call-Net deferred its plan to become a national competitor in the local services market until the pricing structure established by the CRTC was determined to be economic. As a result of the CRTC rebanding decision in April 2001 that significantly reduced the amount that incumbents can charge for access to local loops, Call-Net relaunched its local service initiative in Montreal, Toronto, Calgary and Vancouver.

In 2001 management established five key objectives to build a strong business base from which to increase future enterprise value. These objectives were:

•	Obtaining a consensual agreement with its noteholders and existing shareholders that would deleverage the balance sheet and provide the financial and operational flexibility required to execute a favourable business strategy;

•	Improving on Call-Net’s very important relationship with Sprint Corp. so that Call-Net would be able to extend and expand on its 1993 agreement before August of 2002;

•	Developing a practical and realistic business strategy that was executable in the current economic and business environment and that was supported broadly within Call-Net;

•	Moving significantly towards cash flow self-sufficiency by further reducing its operating and capital expenditures to appropriate levels; and

•	Obtaining fair regulatory relief so that Call-Net could compete on a level playing field over the long term in the Canadian telecommunication markets.

In 2002, Call-Net continued to focus on these same five objectives that it felt were necessary precursors to Call-Net continuing to participate in the highly competitive, capital intensive, and technologically challenging Canadian telecommunications industry. As outlined below, under 2002 Key Events, Call-Net completed the first two of its five objectives and made progress in respect of the remaining three objectives.

Business Strategy
Primarily through Sprint Canada, Call-Net is a leading national facilities based provider of local access, long distance, and data/Internet services to Canadian consumers and businesses. Call-Net intends to leverage its existing network and customer base to the greatest possible extent by focusing its investments and resources on customers within the areas in which Call-Net has pre-existing network facilities (its “geographic footprint”). This “on-net” based strategy is designed to limit near-term capital investment while maximizing gross margin.

In 2002, Call-Net invested $78.4 million in capital assets toward its strategy. The investment program included the addition of 34 new co-locations in areas contiguous to the co-location sites already in place and to enter the local services market in Ottawa. Call-Net also invested in the purchase and installation of asynchronous digital subscriber line (“ADSL”) equipment in 50 co-location sites in 2002 so it could provide high-speed Internet services to businesses and consumers. By the end of 2002, Call-Net was able to reach 4.0 million residential and 2.6 million business network access subscribers or approximately 40% of the Canadian addressable local market.

Within its geocentric-based strategy, Call-Net is focusing on high-end residential and Small Medium Enterprise (SME) business customers. It plans to meet the needs of these core customer segments by offering attractively priced simple bundles of products. These bundles include a combination of local access, long distance and data/Internet services, including currently ADSL for business customers. A new sales group and additional sales agents were hired and trained in 2002 to focus exclusively on the SME community. This initiative contributed to Call-Net increasing its active local business access line count by 22,100 lines in 2002. A print-based and telemarketing program was used to acquire 77,000 residential customers in 2002.

With regard to larger enterprises, the Company’s focus is on providing voice, data and IP networking to Canadian enterprise customers in specific market segments. For example, Call-Net has prioritized the contact centre market and has developed innovative solutions for customers with sophisticated needs such as voice recognition and on-line real-time activity reporting.

Call-Net’s other significant large corporation revenue growth initiative in 2002 related to partnering with Sprint Corp. to provide an integrated North American network for voice and data traffic. Call-Net was able to acquire a number of large cross border business customers as a result of this initiative.

2002 Key Events
On February 20, 2002, Call-Net announced a comprehensive recapitalization plan to reduce its debt by over $2 billion. Simultaneously, Call-Net announced an agreement in principle with Sprint Corp. to enter a new 10-year branding and technology services agreement. Both of these transactions, completed on April 10, 2002, provide Call-Net with a fresh start at successfully executing its business plan to become a viable and valuable competitor in the Canadian telecommunications market.

As part of this business plan, Call-Net significantly increased the amount it was spending to acquire local residential customers in the first and second quarters of 2002. After the cost savings from the May 30th price cap decision turned out to be far less than anticipated, Call-Net curtailed this acquisition spending to conserve its financial resources. Consequently the acquisition rate, which peaked at an average of 712 new lines a day in the second quarter, decelerated in the third and fourth quarters. In the fourth quarter, Call-Net acquired an average of 346 new lines per day. In 2002, Call-Net increased its local residential and business line count by 79,100 and 22,100, respectively. Call-Net ended the year with 133,200 active residential lines and 38,000 active business lines.

Despite the disappointing May 30th price cap decision, the interim pricing established in the third quarter and fourth quarters moved Call-Net closer to its objective of a more level playing field in which it can profitably compete. Call-Net’s carrier costs paid to the ILECs, estimated at $210 million annually at May 30th, were immediately reduced by approximately $14 million or 7%. Prior to May 30th, the annual amounts paid to the Canadian ILECs represented approximately 44% of Call-Net’s total carrier costs. This initial relief fell far short of what Call-Net had been expecting. However, on July 17th, the ILECs filed new Phase II cost studies in respect of direct access and tandem access services. Call-Net uses these services in originating and terminating long distance calls over the ILECs’ local networks. These studies revealed that Call-Net had been paying substantially more than the ILECs’ costs for the services. Call-Net immediately requested that the price it was paying be adjusted on an interim basis to the pricing indicated by the cost studies. The CRTC ruled in favour of Call-Net on September 30th, providing a further monthly reduction in carrier charges of approximately $1.0 million or 6% of the amount previously paid to the ILECs.

In September the ILECs’ filed additional Phase II cost studies in respect of certain DNA services. These studies revealed that Call-Net was paying 60% to 70% more than cost for these services essential to Call-Net in carrying data traffic for its customers. Again, Call-Net requested that interim pricing be immediately established based on the cost studies. While the ILECs tried to block this application, on December 23rd, the CRTC again ruled in favour of Call-Net by making the pricing interim and retroactive to May 30, 2002. As a result Call-Net’s carrier costs in the fourth quarter were lowered by $10.0 million. On an annualized basis, the DNA interim pricing should reduce Call-Net’s Canadian ILEC carrier costs by a further 10%, or between $20 and $25 million. In aggregate, to December 31, 2002, the price cap related decisions have reduced Call-Net’s annualized carrier charges by approximately $50 million or 25% of the amount previously paid to Canadian ILECs.

In the third quarter, Call-Net purchased for cancellation U.S. $77.5 million of its 10.625 per cent Senior Secured Notes due December 31, 2008 at market prices. The total cost of these purchases to Call-Net was $29.7 million, including commissions. The purchase of these Notes further reduced Call-Net’s annual interest expense by approximately $13 million. Call-Net recorded a gain of $93.1 million in respect of these purchases as an unusual item. After the repurchase, Call-Net’s long term debt was reduced to approximately $473 million with annualized interest expense of approximately $49 million.

Capital investments in 2002 totaled $78.4 million compared to $101.5 million in the previous year. The much lower capital expenditure program was a result of Call-Net’s commitment to become cash flow self-sufficient as quickly as possible and no later than the first quarter of 2003. In fact, Call-Net achieved its goal of cash flow self-sufficiency in the fourth quarter of 2002. The majority of Call-Net’s 2002 capital expenditures are related to its local growth initiative.

In summary, in 2002 Call-Net completed two of the five objectives it first set for itself in 2001 and made progress to a greater or lesser extent on the remaining three objectives. Call-Net completed a comprehensive recapitalization of Call-Net and it renegotiated a new 10-year agreement with Sprint. While initially disappointed with the May 30, 2002 price cap decision, Call-Net’s regulatory group continued its efforts to level the competitive playing field and won a number of helpful decisions in 2002 related to both costs and Call-Net’s ability to acquire and retain bundled local customers. Call-Net also met its objective of becoming cash flow self-sufficient in the fourth quarter.

Call-Net also made progress in executing its business strategy to transition towards becoming a provider of bundled local, long distance and data services. However, in June, management determined, based on the disappointing CRTC price cap decision and continuing difficult market conditions, that Call-Net’s financial resources could only support a slower growth profile. Accordingly on June 27, 2002, Call-Net announced it was slowing the introduction of its competitive residential telephone service in certain markets, delaying the introduction of other competitive services and restructuring its internal organization to further streamline and focus its operations in order to achieve its primary financial goal of being cash flow self-sufficient. As part of the internal restructuring, Call-Net reduced its workforce by 15% or approximately 350 positions in the third quarter. In addition, operating expenses and capital expenditures related to the growth programs were cut in the third and fourth quarter. These cuts to costs, capital and head count had the anticipated results – cash was conserved but local revenue growth slowed as resources were curtailed.

Operating Results

Fourth Quarter Highlights
Quarter Ended December 31, 2002 Compared to Quarter Ended September 30, 2002

Call-Net’s fourth quarter financial performance was within the range of management’s expectations. Revenue at $202.4 million was up $3.8 million or 1.9% from the previous quarter.

Business revenue rose $4.1 million or 2.9% as $4.2 million higher data and $1.4 million higher local services revenue more than offset the $1.5 million decline in long distance revenue. Business long distance revenue continued to dip as a 3.9% decline in average revenue per minute could not be fully offset by a 1.2% increase in traffic. An increase of 9,200 active local business lines accounted for the improvement in local revenue, while the increase in data revenue related primarily to the settlement of a long time carrier dispute and a one time charge to a major customer in the quarter.

Residential revenue declined $0.3 million from the third quarter. The decline in long distance and data revenue of $1.3 million and $0.4 million, respectively, was a result of customer churn. Local revenue improved by $1.4 million as the number of active residential lines rose 3,300 to 133,200.

Earnings before interest, taxes depreciation and amortization (“EBITDA”) before unusual items, improved from $15.0 million in the third quarter to $30.6 million this quarter. This $15.6 million improvement was primarily attributable to the $14.3 million improvement in gross margin related to lower carrier charges. The decline in carrier charges was primarily a result of the CRTC decision, announced on December 23, 2002, to set interim pricing in respect of certain DNA costs retroactive to May 30, 2002. As a result, Call-Net accrued a $10.0 million refund in respect of DNA services purchased since May 30, 2002. Approximately $5.7 million of the refund related to services received prior to the fourth quarter. Excluding this $5.7 million prior period amount, Call-Net’s carrier charges for the fourth quarter would have been $109.1 million resulting in a 46.1% gross margin. A $1.3 million decline in operating expenses compared to Q3, related to lower marketing and advertising expense, also contributed to the improved EBITDA.

After depreciation and amortization expense of $41.1 million, interest expense of $12.8 million, $1.6 million of other expenses, a foreign exchange gain of $2.2 million and income tax expense of $1.7 million — Call-Net’s fourth quarter net loss of $24.4 million resulted in a loss per share of $1.02.

	Pre-Recapitalization

	2001				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	Restated (1)
	(in millions of Canadian dollars, except per share data)
Statement of Operations
Revenue	$263.1	$227.2	$223.0	$215.1	$201.8	$197.9	$198.6	$202.4
Net Income(loss)	(185.9)	17.8	(1,258.4)	(98.2)	(91.8)	(62.4)	29.1	(24.4)
Earnings(loss) per share, basic	(41.08)	3.93	(278.10)	(21.70)	(20.26)	(2.62)	1.22	(1.02)
Earnings(loss) per share, diluted	(41.08)	3.93	(278.10)	(21.70)	(20.26)	(2.62)	1.22	(1.02)

(1)	Effective January 1, 2002, Call-Net changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants’ Section 1650, “Foreign Currency Translations”. The most important change for Call-Net is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy.

Quarter Ended December 31, 2002 Compared to Quarter Ended December 31, 2001

Revenue at $202.4 million was down $12.7 million or 5.9% from the fourth quarter of the previous year. Business revenue declined $18.1 million or 10.9%, as $12.3 million lower long distance revenue and $10.7 million lower data revenue was partially offset by a $4.9 million increase in local revenue. Business long distance revenue fell 12.3%, as a 20.3% decline in average revenue per minute was only partially offset by a 8.9% increase in traffic. The decrease in data revenue related primarily to lower pricing. An increase of 22,100 active local lines accounted for the improvement in local revenue.

Residential revenue rose $5.4 million from the fourth quarter of the previous year. The increase in local revenue of $8.7 million was only partially offset by $1.7 million lower long distance revenue and $1.6 million lower data revenue. Local revenue improved as the number of active lines rose by 79,100 to 133,200. Long distance and data revenue declined as the number of stand-alone long distance customers and dial-up data customers fell by 90,000 and 17,000, respectively.

EBITDA before unusual items, improved from $20.6 million in the fourth quarter of 2001 to $30.6 million this quarter. This $10.0 million improvement was primarily attributable to the $14.6 million improvement in gross profit related to lower carrier charges. The decline in carrier charges was primarily a result of the price cap decision of May 30, 2002. The initial decision was augmented by the follow-up CRTC decision, announced on December 23, 2002, to set interim pricing in respect of certain DNA costs retroactive to May 30, 2002, This subsequent announcement resulted in Call-Net accruing a $10.0 million refund in respect of DNA services in the fourth quarter. The improved gross margin was partially offset by $4.6 million higher operating expenses, attributable primarily to the new 2.5% Sprint Corp. royalty on revenue.

Call-Net’s fourth quarter net loss of $24.4 million resulting in a loss per share of $1.02, compared favourable to $98.2 million loss or $21.70 loss per share in the fourth quarter of 2001. The lower loss was attributable to the improvement in EBITDA as well as $46.4 million lower interest expense as a result of the $2.1 billion lower debt level. A foreign exchange gain of $2.2 million this quarter, compared to a foreign exchange loss of $21.5 million in the fourth quarter of last year, also contributed to the improvement in the net loss.

Annual Results
Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue
For the year ended December 31, 2002, Call-Net’s consolidated revenue was $800.7 million compared to $928.4 million, a 13.8% decrease. However, the more recent quarter over quarter trend, summarized in the Sequential Quarterly Revenue Change Analysis table below is more representative of the current and expected trend for 2003, which is for very modest revenue growth.

Sequential Quarterly Revenue Change Analysis

	1Q 01	2Q 01	3Q 01	4Q 01	2001	1Q 02	2Q 02	3Q 02	4Q 02	2002

Long Distance	185.8	154.1	148.3	136.3	624.5	130.7	125.5	125.1	122.3	503.6
Sequential change	(16.3%)	(17.1%)	(3.8%)	(8.1%)	(33.4%)	(4.1%)	(4.0%)	(0.3%)	(2.2%)	(19.4%)
Data	72.7	68.1	67.8	69.1	277.7	58.9	56.6	53.0	56.8	225.3
Sequential change	(3.1%)	(6.3%)	(0.4%)	1.9%	(5.4%)	(14.8%)	(3.9%)	(6.4%)	7.2%	(18.9%)
Local	4.6	5.0	6.9	9.7	26.2	12.2	15.8	20.5	23.3	71.8
Sequential change	4.5%	8.7%	38.0%	40.6%	35.1%	25.8%	29.5%	29.7%	13.7%	174.0%

Total Revenue	263.1	227.2	223.0	215.1	928.4	201.8	197.9	198.6	202.4	800.7

Sequential change	(12.7%)	(13.6%)	(1.8%)	(3.5%)	(25.7%)	(6.2%)	(1.9%)	0.4%	1.9%	(13.8%)

For the quarter and year ended December 31, 2002, Call-Net’s revenue is analyzed by business segment and product category in the table below.

Revenue Analysis

						Variance from
				Variance from		Preceding		Twelve Months		Variance from
	Three Months Ended			Prior Year		Quarter		Ended		Prior Year

	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
($ Millions)	2002	2001	2002	$	%	$	%	2002	2001	$	%

Long distance	87.5	99.8	89.0	(12.3)	(12.3)%	(1.5)	(1.7)%	364.8	454.2	(89.4)	(19.7)%
Data	52.4	63.1	48.2	(10.7)	(17.0)%	4.2	8.7%	205.6	249.7	(44.1)	(17.7)%
Local	7.8	2.9	6.4	4.9	169.0%	1.4	21.9%	23.1	8.0	15.1	188.8%

Business	147.7	165.8	143.6	(18.1)	(10.9)%	4.1	2.9%	593.5	711.9	(118.4)	(16.6)%

Long distance	34.8	36.5	36.1	(1.7)	(4.7)%	(1.3)	(3.6)%	138.8	170.3	(31.5)	(18.5)%
Data	4.4	6.0	4.8	(1.6)	(26.7)%	(0.4)	(8.3)%	19.7	28.0	(8.3)	(29.6)%
Local	15.5	6.8	14.1	8.7	127.9%	1.4	9.9%	48.7	18.2	30.5	167.6%

Residential	54.7	49.3	55.0	5.4	11.0%	(0.3)	(0.5)%	207.2	216.5	(9.3)	(4.3)%

Total	202.4	215.1	198.6	(12.7)	(5.9)%	3.8	1.9%	800.7	928.4	(127.7)	(13.8)%

Revenue from Business Customers
Call-Net’s revenue from business customers decreased by 16.6% to $593.5 million in 2002 from $711.9 million in 2001. The total decline in business revenue of $118.4 million was a result of an $89.4 million decline in long distance revenue, a $44.1 million decline in data revenue and a $15.1 million increase in local service revenue.

In the business segment, the reduction in Call-Net’s average revenue per long distance minute (“ARPM”) by 1.30 cents to 5.14 cents or 19.7%, accounted for all of the $89.4 million long distance revenue decline, as the volume of minutes transported for business customers increased by 0.4% to 7.1 billion minutes. Heightened competitive activity in the Canadian market place, resulting from the two dominant ILECs attempting to gain market share in the other ILECs’ geographic market, contributed to the continued erosion in ARPM. Pricing was also the primary factor in the 17.7% lower data revenue. Local service revenue increased 188.8% as Call-Net actively marketed its bundled local offering. The active line count, including 23 lines for each Primary Rate Interface (“PRI”), increased by 22,100 in 2002 to end the year with 38,000 active local lines.

Call-Net intends to mitigate the risk of pricing pressure causing a further erosion in ARPM in 2003 by continuing its efforts to sell a bundled local and long distance offering in 2003 to small and medium size businesses and to focus on selected customer and product opportunities at the higher end of the market. In addition, Call-Net plans on marketing its ability to provide, with Sprint Corp., a ubiquitous North American network to larger companies. Call-Net’s objective is to maintain business revenue at current levels in 2003.

Revenue from Residential Customers
Call-Net’s revenue from residential customers declined by $9.3 million or 4.3% to $207.2 million from $216.5 million in 2001. A decline in long distance and data revenue of $31.5 million and $8.3 million, respectively, was substantially offset by $30.5 million higher local service revenue. The long distance revenue decline was primarily a result of a higher churn rate in stand-alone long distance customers. The stand-alone customer count declined by 90,000 to 280,000 at December 31, 2002. This decline was partially offset by local customers who bundle long distance with their local service. This result is consistent with the Call-Net’s strategy for the residential marketplace of replacing more volatile stand alone long distance customers with a more stable base of local customers, with long distance offered as part of a feature bundle. During 2002, the number of bundled local and long distance customers increased by 67,000. On a net basis, long distance customers declined by 34,000. In 2002, Call-Net’s residential long distance traffic declined by 269 million minutes to 1.03 billion minutes while ARPM (after including the effect of the monthly network service charge implemented in July 2002) improved 0.37 cents to 13.53 cents.

Call-Net intends to mitigate its risk in respect of churn in 2003 by marketing its bundled local service offering out of at least 131 co-locations in Montreal, Ottawa, Toronto, Calgary and Vancouver, as well as in a number of small population centres in Southern Ontario. These co-locations include 4.0 million addressable residential lines. Call-Net’s objective is to increase its residential line count by up to 50,000 in 2003.

Residential data revenue declined by $8.3 million to $19.7 million from $28.0 million in 2001. This drop was primarily the result of a decrease of 19,300 dial-up internet customers, lost primarily to high-speed cable or ADSL offerings. Call-Net expects its revenue from internet customers will continue to decline, although at a somewhat slower rate than in 2002, until it has an ADSL high-speed offering available. However, currently, Call-Net does not have any plans that would allow it to offer ADSL to its residential customers.

Local service revenue increased by $30.5 million to $48.7 million from $18.2 million in 2001. Call-Net ended the year with 133,200 active residential lines compared to 54,100 active lines at the end of 2001. As noted above, Call-Net expects to add a further 50,000 lines by the end of 2003 by offering competitively priced bundles in most major urban centres in Canada. Call-Net will market its bundled service, combining local, long distance and Internet services, using a unified campaign in newspapers and direct mail, as well as telemarketing. Recent CRTC decisions restricting the ILECs’ ability to win-back residential customers are expected to assist Call-Net by lowering the number of customers that churn back to the incumbents. Call-Net has also made an application to the CRTC to require the ILECs to unbundle their retail ADSL offering from local retail. If the CRTC accepts this application, Call-Net’s ability to acquire and retain customers should improve.

Call-Net’s objective is to grow its residential revenue by more than 10% in 2003.

Carrier Charges and Gross Profit
Carrier costs decreased from $508.9 million in 2001 to $452.5 million in 2002. Gross profit as a percentage of revenue declined from 45.2% to 43.5% in 2002. The 1.7% decline in the gross profit was the result of a number of netting factors including:

•	a significant reduction in both the ARPM paid for voice and the revenue received for data transmission by business customers;

•	$9.5 million in fees paid in 2002 to the ILECs in respect of the acquisition of 143,615 local residential and business local lines compared to $4.7 million in 2001;

•	the change in revenue mix from higher gross margin long distance revenue to lower gross margin local services business;

•	the estimated $24.7 million of carrier cost relief as a result of the May 30 price cap and follow-up decisions; and

•	other carrier cost reduction negotiated with non-regulated domestic, U.S. and International carriers.

In the fourth quarter, Call-Net’s gross profit improved 6.3% to 48.9% from 42.6% in the third quarter of 2002. This improvement was primarily the result of the enactment of retroactive interim pricing back to May 30, 2002 on certain DNA services that Call-Net buys from the ILECs. Call-Net accrued a $10.0 million refund in the fourth quarter in respect of this CRTC decision, of which approximately $5.7 million related to the period prior to the fourth quarter. Excluding this $5.7 million prior period amount, Call-Net’s carrier charges for the fourth quarter would have been $109.1 million resulting in a 46.1% gross profit, that is more representative of Call-Net’s on-going gross margin. The $10.0 million refund recorded in the fourth quarter is a conservative estimate of the amounts to be refunded by the ILEC’s. The uncertainty surrounding the refund amount arises due to the complexities and interpretations required in determining what is covered by the DNA decision and the calculations involved. We expect the amounts will be finalized within the first half of 2003. In 2003, Call-Net expects its gross profit will continue to be under some pricing pressure as a result of competitive activity, as well as its continued transition towards a bundled local, long distance and data services offering. Call-Net’s objective is to maintain an average gross profit of between 44% and 46% in 2003.

Operating Costs
Operating costs increased from $284.7 million or 30.7% of revenue in 2001 to $300.4 million or 37.5% of revenue in 2002. The 2.5% Sprint Corp. royalty on revenue, initiated on January 1, 2002, accounted for $14.6 million of the increase. Higher advertising, marketing and provisioning expenses and other costs associated with the local services growth initiative incurred in the first six months of the year also contributed to the increase. Bad debt expense also increased by $16.5 million in 2002 compared to 2001 due to the financial difficulties of several carrier customers, as well as higher bad debts related to Call-Net entering the local residential services market. These higher costs were partially offset by lower general and administration charges associated with the head count reduction and cost containment program initiated in the third quarter of 2002.

As a result of the cost reduction program announced on June 27, 2002, operating costs declined from $89.2 million in the second quarter to $68.4 million in the fourth quarter. This $20.8 million decline related primarily to $9.9 million lower employee costs, $7.5 million lower marketing and advertising costs and $5.0 million lower bad debt expense. Employee and certain other out of pocket expenses are expected to continue to trend somewhat lower in 2003. However, since a substantial headcount reduction is not expected to be replicated in 2003, the amount of any further operating expense improvement will be modest. Similarly, as Call-Net’s bad debt experience returned to more normal historical levels in the fourth quarter, after a sharp increase in the second quarter, a further improvement in bad debt expense is unlikely. Accordingly, Call-Net expects operating costs will average between 33% and 35% of revenue in 2003.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA, as calculated by Call-Net in its Consolidated Financial Statements, may not be comparable to similarly titled amounts reported by other companies.

EBITDA was $119.8 million in 2002, compared to negative $968.8 million in 2001. However, after adjusting for unusual items, EBITDA in 2002 was $47.8 million compared to $134.8 million in 2001. The $87.0 million decrease was a result of the $71.3 million decrease in gross profit and the increase of $15.7 million in operating expenses as discussed above.

In the fourth quarter, Call-Net’s EBITDA totaled $30.6 million. However, as Call-Net accrued $5.7 million as a refund in respect of prior period DNA costs, an amount of $24.9 million is more representative of Call-Net’s actual fourth quarter EBITDA performance.

Included in unusual items in 2002, as further described in Note 15 to the Consolidated Financial Statements, were:

•	a $93.1 million gain on the repurchase of long-term debt;

•	a $30.5 million special charge for severance, facility and lease termination and a provision for redundant assets; and

•	a $9.4 million gain on the sale of capital assets and rights.

Included in unusual items in 2001, as further described in Note 15 to the Consolidated Financial Statements, were:

•	a $1,071.1 million write-down of goodwill;

•	a $21.2 million loss on the closure of Call-Net’s wholly-owned subsidiary, ascenda Inc.;

•	a $17.4 million special charge for severance, facility and lease termination and a provision for redundant assets; and

•	a $6.1 million gain on the sale of capital assets.

Depreciation and Amortization

Depreciation and amortization decreased by 23.9% to $162.1 million from $213.1 million in 2001 primarily as a result of the write-off of approximately $1.1 billion of goodwill at the end of the third quarter of 2001.

Depreciation is expected to decline modestly in 2003 as Call-Net intends to limit its capital expenditures to the amount necessary to maintain its current network and infrastructure until the telecom market or regulatory environment improves. Amortization in 2003 is expected to be similar to 2002.

Interest on Long-Term Debt
In 2002, interest on long-term debt decreased by $122.5 million to $104.2 million from $226.7 million in 2001 as a result of the Plan of Arrangement completed on April 10, 2002 that reduced the Call-Net’s debt by over $2 billion. Assuming CDN $1.55 = $1.00 U.S, the interest expense on the U.S. $377.0 million of new 10.625% senior secured debt due December 31, 2008, (“new notes”) issued under the Plan of Arrangement would be approximately $62 million annually. However, in September 2002, Call-Net purchased and cancelled U.S. $77.5 million of the new notes. Consequently, the interest expense for 2003 on the U.S. $299.5 million currently outstanding (converted at CDN $1.55 = $1.00 U.S) is expected to be approximately $49 million.

Interest and Other Income (Expense)
In 2002, Call-Net had $3.7 million of interest and other expense compared to $15.2 million of interest and other income in 2001. Interest income from Call-Net’s short-term investment portfolio declined $13.5 million year over year as the portfolio’s size declined and short-term interest rates fell to approximately 2%. Call-Net sold $229.5 million of its short-term investment portfolio in 2002 to help fund a portion of its investment in fixed assets, to fund the approximate $128 million net cash pay-out under the Plan of Arrangement and to buy back U.S. $77.5 million of the senior secured notes.

Other interest income in 2002 decreased by $5.4 million due to lower interest income on cash held in trust and a gain recorded in 2001 on the termination of cross currency swaps. As in 2002, interest and other income or expense is not expected to be a material amount in 2003.

Foreign Exchange
In 2002, with the adoption of new Canadian accounting standard, CICA 1650 Foreign Currency Translation, the deferral and amortization of foreign exchange gains and losses on long-term debt is no longer permitted. Any gain or loss on Call-Net’s U.S. denominated debt outstanding is immediately credited to or charged against income.

In 2002, Call-Net had a foreign exchange gain of $2.3 million compared to a loss of $139.2 million in 2001. The magnitude of the loss in 2001 was a result of Call-Net having a much larger amount of unhedged U.S. denominated debt outstanding in 2001. Currently, with $473.1 million of unhedged U.S. dollar denominated debt, Call-Net continues to be exposed to currency movements. However, management believes this risk is acceptable and has no plans to hedge the risk.

Income Taxes Benefit (Expense)
In 2002, Call-Net expensed $1.6 million in respect of the federal large corporations tax, all of which related to proposed reassessment of prior years. Call-Net expects it will expense approximately $1.5 million in 2003 in respect of the federal large corporations tax.

In 2002, Call-Net did not tax benefit its operating losses because of the lack of certainty such losses could be used in the future. At December 31, 2002 Call-Net had approximately $860 million in losses available for Canadian income tax purposes to reduce future years’ taxable income.

Net Income (Loss)
Call-Net’s net loss for 2002 was $149.5 million compared to $1.52 billion in 2001. The primary reasons for the $1.37 billion lower loss in 2002 were unusual items. In 2002, Call-Net recognized unusual gains of $72.0 million compared to incurring unusual losses of $1.10 billion last year. These unusual items are outlined in note 15 to the Consolidated Financial Statements. Other favourable factors included:

•	a $2.3 million foreign exchange gain in 2002 compared to a $139.2 million loss last year;

•	$50.3 million lower amortization expense, as a result of the goodwill writedown in 2001; and

•	$122.5 million lower interest expense resulting from the Plan of Arrangement’s $2.0 billion reduction in debt.

These favourable factors were partially offset by:

•	an $87.0 million decrease in EBITDA before unusual items; and

•	an $18.9 million unfavourable variance in interest and other income (expense).

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue
For the year ended December 31, 2001, Call-Net’s consolidated revenue was $928.4 million compared to $1.25 billion, a 25.7% decrease.

Revenue from Business Customers
Call-Net’s revenue from business customers decreased by 23.9% to $711.9 million in 2001 from $934.9 million in 2000. The total decline in business revenue of $223.0 million was a result of a $223.8 million decline in long distance revenue, a $2.9 million decline in data revenue and a $3.7 million increase in local service revenue.

Lower long distance minute volume accounted for $75.0 million of the reduction, while a reduction in the average revenue per long distance minute (price) accounted for $148.8 million. Approximately $95 million of the price reduction was related to a number of long-standing settlement agreements with other carriers that were revised to market rates in the first and second quarter of 2001. Revenue recognized under these contracts declined by 56.0% compared to 2000 because of the significant decline in market pricing. Excluding these contracts, the average revenue per minute declined by approximately 19.9% from 2000 to 2001. Lower long distance volume, caused by management’s initiative to tighten credit and gross margin requirements, as well as a number of customers who were lost due to bankruptcy or insolvency also contributed to the drop in revenue.

Revenue from Residential Customers
Call-Net’s revenue from residential customers declined by $98.8 million or 31.3% to $216.5 million from $315.3 million in 2000. A decline in long distance revenue of $89.0 million accounted for most of the decrease. Of the total decrease in long distance revenue, $83.8 million was due to a decrease in volume as a result of customer churn. Call-Net’s decision to cancel the unprofitable fixed price unlimited long distance program resulted in a planned, but significant, reduction in its residential customer base. Long distance customers count declined by 182,000 during 2001. During the fourth quarter the customer count declined by 42,000.

Residential data revenue dropped by $12.9 million to $28.0 million from $40.9 million in 2000. This drop was primarily the result of a decrease of 38,000 dial-up internet customers, lost primarily to high-speed cable or ADSL offerings.

Local service revenue increased by $3.1 million to $18.2 million from $15.1 million in 2001. Call-Net ended the year with 53,600 local customers compared to 25,900 at the end of 2000.

Carrier Charges and Gross Profit
Carrier costs decreased from $844.6 million in 2000 to $508.9 million in 2001. The gross profit as a percentage of revenue improved from 32.4% to 45.2% in 2001. The improvement in gross profit as a percentage of revenue was primarily due to three factors:

•	a $72 million reduction in the amount Call-Net paid on long distance revenue to support local telephone services under the contribution regime established by the CRTC as a result of a change in the taxing mechanism at January 1, 2001;

•	a reduction in the standard rates used to price minutes swapped with other carriers under certain settlement agreements, mirroring an identical drop in business revenue; and

•	ongoing efforts to reduce carrier costs by renegotiating agreements with other carriers and migrating off of leased facilities to our own lines.

Operating Costs
Operating costs declined by $90.8 million to $284.7 million from $375.5 million in 2000, a 24.2% decrease. Operating costs for 2001 represented 30.7% of consolidated revenue compared to 30.0% in 2000. Lower advertising, marketing and volume-related customer support costs, reduced administrative costs and improved bad debt experience all contributed to this significant decline in operating costs. The 15% or 300 employee workforce reduction announced and substantially completed on May 8, 2001 also contributed to lowering operating costs in 2001 compared to 2000.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA was negative $968.8 million in 2001, compared to negative $97.2 million in 2000. However, before unusual items, EBITDA in 2001 was $134.8 million, a $104.7 million improvement over the $30.1 million in 2000. The improvement in EBITDA before unusual items came from a number of sources, the largest of which was the change in the CRTC’s contribution regime on January 1, 2001. The change lowered Call-Net’s carrier charges by an estimated $72 million. However, Call-Net believes this change also contributed an indeterminable portion of the decline in long distance pricing. Consequently, Call-Net cannot accurately quantify the net benefit of the change in contribution rates and believes it is reasonably likely that other carrier cost reductions and the overall expenditure reduction program contributed at least an equal amount to the significant EBITDA improvement.

Depreciation and Amortization
Depreciation and amortization declined to $213.1 million from $230.7 million in 2000 primarily as a result of the write-off of goodwill at the end of the third quarter. Depreciation of $135.9 million in 2001 was in line with the $136.5 million expensed in 2000.

Interest on Long-Term Debt
In 2001, interest on long-term debt increased by $20.6 million to $226.7 million from $206.1 million in 2000. This increase was primarily the result of the accretion of interest expense on the Senior Discount Notes. Interest on long-term debt expense for 2001 included $95.9 million of cash interest paid during the year. Non-cash interest of $130.8 million related to interest accreted on the principal balance of the Senior Discount Notes.

Interest and Other Income (Expense)
Call-Net’s interest and other income decreased from income of $34.2 million in 2000 to $15.2 million in 2001. This change was the result primarily of a lower level of short-term investments. Lower interest rates also contributed to the decline.

Foreign Exchange
In 2001, Call-Net had a foreign exchange loss of $139.2 million compared to a loss of $51.7 million in 2000. The increase in the $87.5 million loss was a result primarily of the larger depreciation in the Canadian dollar in 2001 compared to 2000. The foreign exchange loss was primarily in respect of Call-Net’s U.S. dollar denominated long-term debt.

Income Tax Benefit
Call-Net’s income tax benefit declined from $50.3 million in 2000 to $7.9 million in 2001. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and a $9.0 million change in the value of the future tax liability due to federal income tax rate changes. In 2001, income tax benefit includes $4.0 million for a change in the value of the future tax liability due to provincial income tax rate changes.

The income tax benefit was partially offset by an expense for the federal large corporations tax of $2.9 million in 2001 and of $2.2 million in 2000.

In 2001, Call-Net did not tax benefit its operating losses because of the lack of certainty such losses could be used in the future. At December 31, 2001 Call-Net had approximately $1.1 billion in losses available for Canadian income tax purposes to reduce future years’ taxable income. Call-Net also had approximately $1.0 billion of capital losses available.

Net Income (Loss)
Call-Net’s net loss for 2001 was $1.525 billion compared to $501.2 million in 2000, a $1.024 billion increase from the prior year. The year over year increase in the net loss was primarily the result of a $976.3 million increase in expenses associated with unusual items (see Note 15 to the Consolidated Financial Statements). The $104.7 million improvement in EBITDA before unusual items and $17.6 million decrease in depreciation and amortization expense were more than offset by:

•	the $20.6 million increase in interest expense on long-term debt;

•	the $19.0 million decrease in interest and other income;

•	the $87.5 million increase in the foreign exchange loss; and

•	the $42.4 million decrease in income taxes benefit.

Liquidity and Capital Resources

At December 31, 2002, Call-Net’s current assets were $218.7 million and its current liabilities were $159.4 million. During 2002, net working capital decreased to $59.3 million compared to $316.6 million at December 31, 2001. Cash, cash equivalents and short-term investments at December 31, 2002 totaled $125.0 million compared to $335.9 million at December 31, 2001. At December 31, 2002, $123.9 million of these funds were invested in liquid Canadian dollar denominated securities maturing in no more than one year and having one of the two highest ratings obtainable from either the Standard and Poor’s Rating Group or the Moody’s Investors Service, Inc.

This $125.0 million of liquid assets comprise substantially all of Call-Net’s liquidity and a significant portion of its capital resources. As Call-Net currently expects to be cash flow self-sufficient in 2003, Call-Net believes its current liquid assets and projected future cash flow from operations are sufficient to finance its current business plan.

With the exception of cash collateralized letters of credit of approximately $0.2 million, Call-Net had no operational bank lines at December 31, 2002.

At year-end, Call-Net had $473.1 million of long-term debt outstanding compared to shareholders’ equity of $248.6 million. Call-Net’s long-term debt to total capitalization ratio was 0.66.

Call-Net is not required to repay any of its 10 5/8% Senior Secured Notes until December 31, 2008. The senior secured notes do not contain any covenants often contained in debt indentures, the failure or which would accelerate the maturity date on the debt.

Call-Net’s current business plan is not dependent on it raising any external financing in the foreseeable future.

Plan of Arrangement
The Plan of Arrangement constituted a comprehensive recapitalization that reduced Call-Net’s debt by approximately $2.0 billion and significantly lowered the interest expense. The new capital structure provided a stronger financial base.

Under the terms of the Plan of Arrangement, all of Call-Net’s $2.6 billion of Senior Notes were exchanged for U.S.$377.0 million of new 10.625% senior secured debt due December 31, 2008, approximately U.S. $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing Shareholders of Call-Net retained 20% of Call-Net’s equity.

Immediately after the Plan of Arrangement, Sprint Corp. invested $25.0 million in exchange for 5% of the post-recapitalization equity of Call-Net.

The Plan of Arrangement substantially improved the capital structure of Call-Net by reducing the proportion of debt to levels acceptable to North American capital markets. The Plan of Arrangement enhanced Call-Net’s ability to raise capital (see Risk Factors) as necessary to execute its business plan. In addition to the benefit of improved capital markets access, the reduction in debt resulted in suppliers, and more importantly customers, feeling more comfortable dealing with a company whose financial situation and long-term prospects were more certain.

Cash Flow from Operating Activities
In 2002, Call-Net’s operating activities before changes in non-cash working capital used $45.9 million of cash compared to providing $35.9 million of cash in its operating activities before changes in non-cash working capital in 2001. This $81.8 million deterioration related primarily to the factors affecting operating profitability outlined under the EBITDA heading above. Lower EBITDA was partially offset by lower cash interest payments in 2002 compared to 2001 because of the reduction in debt associated with the recapitalization.

After a $52.0 million increase in non-cash working capital, operating activities provided $6.1 million of cash in 2002, compared to using $27.2 million in 2001. The decrease in non-cash working capital related primarily to the release of $53.9 million of cash held in two trust accounts. This source of cash was partially offset by a $53.0 million decline in accounts payable compared to a $44.4 million decline in accounts receivable. Lower sales and an improved days sales outstanding ratio accounted for the lower accounts receivable while lower carrier costs and lower interest payable accounted for the decline in accounts payable.

In 2003, cash flow from operations is expected to be sufficient to fund Call-Net’s investment activities. However, the net change in non-cash working capital is not expected to be either a significant source or use of cash.

Cash Flow from Investing Activities
Call-Net’s investment activities in 2002 provided $154.2 million in 2002 compared to using $262.9 million in 2001. In 2002 Call-Net monetized $229.5 million of short-term investments to fund the approximate $128 million net cash payment under the Plan of Arrangement, $78.4 million for capital expenditures related mainly to its local residential initiative, and $29.7 million to buy back U.S. $77.5 million of notes.

In 2002, Call-Net invested $78.4 million in capital asset additions. The largest investments related to the expansion of its local footprint by adding 34 co-locations and adding ADSL service to 50 co-locations. The investment program was weighted to the beginning of the year. In the fourth quarter Call-Net invested only $9.4 million in capital assets. Call-Net intends to maintain this conservative level of investments until such time as regulatory and/or industry conditions improve.

Call-Net’s capital spending for 2003 are expected to be in the range of $40 million. This investment program will be targeted towards maintaining current operations, growing existing product platforms as well as cost savings and service improvement initiatives.

Cash Flow from Financing Activities
Because of fresh start accounting, Call-Net’s largest financial activity, the Plan of Arrangement, is not reflected in the Consolidated Statements of Cash Flows. These activities, however, are discussed above under the heading Plan of Arrangement.

In 2002, Call-Net’s financing activities used $29.9 million of cash of which $29.7 million related to the repurchase of U.S.$77.5 million of long-term debt in September 2002.

Call-Net will continue to evaluate on an ongoing basis the most effective use of its capital and may make market purchases of senior secured notes in the future depending upon market opportunities, capital requirements and its liquidity needs.

Commitments and Guarantees

Call-Net leases office space under operating leases that expire through 2013. Call-Net also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates and agreements relating to the operation and maintenance of the network. In addition, Call-Net enters into agreements with suppliers to provide services and products that include minimum spend commitments.

On April 10, 2002, Call-Net and Sprint Corp. executed an agreement [the “Sprint Agreement”] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement is for a period of 10 years commencing April 1, 2002. The Sprint Agreement includes a provision that Sprint Corp. or its affiliates will provide Call-Net such products and services as it requests from time to time. In addition, Call-Net continues to have exclusive use of the Sprint trademark in Canada for all Sprint wireline services. Call-Net and Sprint Corp. have agreed to treat each other with “preferred partner” status. In connection with the granting of the technology license and the trademark license, Call-Net will pay a 2.5% royalty to Sprint Corp. on substantially all revenue for the first five years and 2.0% for the remaining five years.

Periodically in the normal course of conducting its business, Call-Net enters into various dispositions of its excess fibre, land interests, switch equipment and other related assets. The terms of these agreements generally include representations and warranties concerning the assets being sold. As well, indemnities for breach of these representations and warranties may be provided to the purchaser, usually limited to the value of the particular transaction.

A review of the major dispositions of Call-Net and its predecessors has been conducted to establish a summary of the outstanding indemnities. Terms of agreements generally provide for a limitation of losses and to the best of its knowledge Call-Net considers the exposure under the indemnities it has provided are unlikely to result in claims representing a material amount with the exception of the agreement described below.

In 1998, a predecessor to Call-Net received a right to use fibre from Metromedia Fibre Networks [“MFN”]. In August 2000, some of the fibre provided by MFN was transferred to a third party. MFN, which filed for Chapter 11 in May 2001, has asserted that it intends to reject Call-Net’s right to such fibre under the protection of bankruptcy legislation. Should MFN prevail in its position, Call-Net will work to provide the third party another fibre solution, or it may be required to indemnify it.

Occasionally, in the normal course of business Call-Net provides guarantees of third party performance in respect of customer lease arrangements. The current total of these obligations is approximately $1 million.

Related Party Transactions

During 2002, Call-Net sold Sprint Corp. $20.4 million of telecommunication services and purchased $45.1 million of similar services from Sprint Corp. These transactions resulted from the normal termination of traffic over each other’s network. The pricing in respect of these transactions is in line with equivalent arrangements with other U.S. carriers with whom Call-Net has similar levels of cross border traffic. In addition, royalty costs based on revenues are paid to Sprint Corp. that amounted to $19.5 million in 2002. Of this $19.5 million amount, $14.6 million was included in 2002 operating expenses while $4.9 million was included as a component of the Fresh Start adjustments.

Also during 2002, in the normal course of business, Call-Net has engaged in sales of telecommunication services to Cybersurf Corp. amounting to $2.4 million. These transactions were made at market prices under normal trade terms and conditions.

Future Outlook

In 2003, Call-Net intends to continue to conservatively invest in its “on-net” strategy. This investment may from quarter to quarter require both higher operating expense, as well as capital expenditures compared to the fourth quarter of 2002. The higher operating expenses will be focused on acquiring and retaining new customers — customers that are both “on-net” and “on strategy”. The planned capital expenditures of approximately $40 million will be focused on supporting growth on our existing product platforms, in lowering our cost structure and in enhancing our ability to provision and service our customer base. Call-Net may, depending on cash flow, also consider modestly expanding its co-location footprint, most likely around the urban centres in which it has already established local service. In aggregate, however, Call-Net currently expects the capital expenditure program will be financed primarily out of cash flow, though expenditures could accelerate in the right market conditions. In addition, modest investments in IP services and value added contact centre solutions will continue to support the focussed strategy for enterprise customers.

In the business segment, Call-Net will invest in expanding its presence in the small and medium-sized general business markets by offering a bundled offering of local, long distance and data that leverages the on-net colocations. With the recent failure of many startup CLECs, Call-Net views these as under-serviced markets with significant opportunity for its bundled offerings. Call-Net also intends to continue its focus on specific market segments within the medium and large enterprise customers. In particular Call-Net is positioned to leverage the long-term relationship with Sprint Corp. to grow marketshare with North American based Multinational Corporations (MNCs) who are looking for consistency in service offerings, technology evolution, and account management. Contact centres are another area of focus where Call-Net has developed significant momentum and expertise including value-added managed services through the ownership stake in Time iCR. Finally, Call-Net is deploying IP solutions based on Sprint Corp. technology that will bring disruptive new technology options to domestic Canadian data customers to move them from legacy data network into the world of IP networking.

In the residential segment, Call-Net will continue to advertise its local service to consumers in its core urban centres. Call-Net also intends to partner with other companies to enhance the economics of acquiring and retaining local and long distance customers. Its goal is to acquire over 50,000 new local bundled residential customers this year, in Canada’s largest urban markets. Call-Net’s key to success in the residential market relates to its ability to economically acquire and retain bundled local customers. In 2003, Call-Net intends to introduce targeted price increases, promotion to existing and prospective customers, as well as new simplified invoice statement also delivering one to one marketing messages, and secure even more sales and service activities through our enhanced IVR and WEB Platforms.

In 2002, Call-Net worked with the CRTC to ensure a fairer regulatory framework. These efforts were rewarded, in December 2002, when the CRTC approved Call-Net’s application for interim pricing on certain DNA costs resulting in the Company booking the $10 million reduction in carrier costs in the fourth quarter. As well, in December 2002, based on several applications filed by Call-Net and other competitors, the CRTC issued a series of decisions that are directed at enforcing competitive safeguards in the market in relation to the ILECs market behavior. These decisions limit the ability of the ILECs to target competitors’ local customers for winback, strengthen the rules regulating the manner in which the ILECs can bundle tariffed services with untariffed services and constrain the ability of the ILECs to use unregulated affiliates, such as Bell Nexxia and Bell West, to avoid competitive safeguards. Further, in January 2003, the CRTC suspended all new ILEC promotions that are, among other things, targeted at or could have the effect of winning back customers of competitors like Call-Net in the local service market. These decisions, which demonstrate a greater CRTC commitment to promoting competition, should help Call-Net in retaining new business and residential customers as well as growing its customer base in 2003.

Call-Net remains committed to offering Canadians a competitive choice when it comes to telephone service – and while the decisions above are helpful, the success of the Company’s program continues to be gated by the regulatory environment. Accordingly in 2003, Call-Net will continue, as it did in 2002, to aggressively pursue changes to the regulatory regime necessary in order to ensure that Call-Net can compete fairly and efficiently against the ILECs. These efforts include an application filed by Call-Net to unbundle the ILECs retail ADSL from their retail local services and an on-going proceedings to set the terms and conditions for resale of the ILECs’ ADSL services. In addition, Call-Net is engaged in a number of follow-up proceedings resulting from the price cap decision to expand the categories of carrier services that are subject to the cost plus 15% price regime, including three additional components of DNA. If successful, Call-Net’s revenue growth should be further augmented while its cost structure is lowered.

In conclusion, Call-Net intends to fund its 2003 investment in its revenue growth initiatives out of internal cash flow. Consequently, neither revenue nor operating profits are expected to grow dramatically from current levels. However, the corollary is that Call-Net will maintain its cash resources to have them available for the opportunities today’s unstable environment is likely to provide.

Risk Factors

Call-Net faces a number of significant operational, regulatory, financial and other risks. The commentary above addressed some of the key risks. The list below summarizes the operational, regulatory, and financial risks and mitigating factors that are key to Call-Net’s future financial prospects.

Operational Risk
The international telecommunications industry is changing rapidly due to deregulation, privatization, technological improvements, expansion of infrastructure and the globalization of the world’s economies. In order to compete effectively, the Company must adjust its contemplated plan of development to meet changing market conditions.

Operational risks inherent in executing Call-Net’s strategy include:

•	a continuing or accelerated erosion in average revenue per long distance minute. Each one cent decline in average revenue per minute reduces Call-Net’s revenue by approximately $80 million;

•	a continuing or accelerated erosion of Call-Net’s stand-alone residential long distance or dial-up internet customer base. The average revenue per long distance customer is $280 per year and the average revenue per dial-up internet customer is approximately $240 per year;

•	acquiring and retaining local customers at an economically viable cost;

•	Call-Net is reliant on its agreement with Sprint Corp. in respect of its Sprint TM trademark as well as certain long distance and data services technology and know how;

•	competing effectively with competitors, many of whom have larger operational and financial resources than Call-Net, including the risk that Call-Net will not be able to effectively participate in the consolidation of the industry;

•	adapting to and as necessary financing the high level of technological change in the telecommunications industry;

•	profitably developing, marketing and provisioning new products on a timely basis that are acceptable to its target markets;

•	hiring and retaining qualified management and staff;

•	maintaining and protecting the key assets of Call-Net, including both its network and the Sprint brand from damage or loss;

•	additional bankruptcies or insolvencies in the telecommunication sector impacting the results of Call-Net’s on-going revenue, as well as the immediate expense associated with bad debts;

•	Call-Net’s reliance on other competitive carriers to access its customers or to deliver its data and voice traffic; and

•	Call-Net’s ability to execute its strategy depends on the effective implementation of its relationship with Sprint Corp. and on Sprint Corp.’s ability to overcome its own operational risks.

Call-Net uses a variety of strategies to mitigate these operational risks where possible including:

•	transitioning its marketing focus away from long distance and towards its local and data/IP offerings;

•	launching a variety of new long distance residential products to meet the needs of a broad range of consumers, as well as transitioning the majority of its marketing and advertising budget to promote its bundled local offering;

•	entering into an expanded technological agreement with Sprint Corp. to improve its access to new technology on a timely and cost-effective basis;

•	improving its demographic market information by obtaining information on the specific needs and wants of its target markets;

•	designing a competitive compensation package and training programs, as well as other human resource related strategies, to maintain Call-Net’s ability to hire and retain qualified managers and staff;

•	designing and implementing an effective risk management program, including purchasing an appropriate level of general and business interruption insurance; and

•	developing and sustaining a strong operational relationship with Sprint Corp.

However, investors should recognize that a number of the operating risks are not within Call-Net’s control and such risks could adversely affect its results.

Financial Risks

Availability of Capital Resources
Call-Net currently has a significant risk associated with the level of debt on its consolidated balance sheet and the debt servicing costs associated with the debt. In spite of extinguishing $2 billion of debt by way of the Plan of Arrangement, if Call-Net’s plans change or its projections prove inaccurate and the funds currently available as cash, cash equivalents and short-term investments prove insufficient to fully fund its business plan, then Call-Net may be required to seek additional financing sooner than it currently expects. Additional sources of financing may include public or private equity or debt financing, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available, Call-Net may limit which markets it enters and the degree to which it penetrates a particular market.

Call-Net can give no assurance that such additional financing will be available to it or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in Call-Net’s financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of Call-Net’s business plan, which would harm its financial condition and operating results. Such a failure could also limit its ability to make principal and interest payments on its indebtedness. Call-Net cannot assure anyone that financing, if required, will be available in the future or that, if such financing were available, it would be available on terms and conditions acceptable to it.

Currency Risk
Call-Net’s revenue is generated primarily in Canadian dollars, while substantial amounts of its current and future liabilities, including interest and principal obligations on its long-term debt, are and will be payable in U.S. dollars. As at December 31, 2002, Call-Net had no cross-currency swaps on its outstanding U.S. dollar denominated debt. Based on its December 31, 2002 balances, a one per cent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of approximately $4.8 million on its long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect Call-Net’s results of operations and its ability to meet its future payment obligations on its long-term debt.

Regulatory Risks
Call-Net’s long distance services are subject to regulation by the CRTC and to the provisions of the Telecommunications Act. Since 1992, the CRTC’s stated policy has been to recognize the value and importance of competition in the long distance market. However, the CRTC’s policy may change in the future. The CRTC has refrained, in part, from regulating some of the public long distance services offered by the Incumbents.

Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Call-Net. Any change in policy, regulations or interpretations could have a material adverse effect on Call-Net’s operations and financial condition. In addition, the CRTC’s decisions are subject to review under the Telecommunications Act (Canada) at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC’s decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.